

DEUTSCHE BANK SECURITIES INC.
(An Indirect Wholly-Owned Subsidiary of Deutsche Bank AG)

Consolidated Statement of Financial Condition

December 31, 2018

(With Report of Independent Registered Public Accounting Firm Thereon)



KPMG LLP
346 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors
Deutsche Bank Securities Inc.:

Opinion on the Consolidated Financial Statement

We have audited the accompanying consolidated statement of financial condition of Deutsche Bank Securities Inc. and subsidiaries (the Company), an indirect wholly owned subsidiary of Deutsche Bank AG, as of December 31, 2018, and the related notes (collectively, the consolidated financial statement). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 1993.

New York, New York
March 1, 2019

DEUTSCHE BANK SECURITIES INC.

(An Indirect Wholly-Owned Subsidiary of Deutsche Bank AG)

Consolidated Statement of Financial Condition

December 31, 2018

(In millions, except share data)

Assets

Cash and cash equivalents (includes cash equivalents at fair value of $57)	$	946
Cash segregated under federal and other regulations		250
Collateralized agreements and financings:		
Securities purchased under agreements to resell (includes fair value of $10,534)		32,118
Securities borrowed (includes fair value of $17,762)		29,289
		61,407
Financial instruments owned, at fair value (includes $18,586 of securities pledged as collateral)		22,430
Receivables:		
Customers		1,013
Noncustomers		3
Brokers, dealers, and clearing organizations		2,897
		3,913
Premises and equipment (net of accumulated depreciation of $280)		478
Other assets		1,522
Total assets	$	90,946

Liabilities and Stockholder's Equity

Collateralized agreements and financings:		
Securities sold under agreements to repurchase (includes fair value of $25,239)	$	43,528
Securities loaned (includes fair value of $57)		8,328
		51,856
Payables:		
Customers		2,745
Noncustomers		3,826
Brokers, dealers, and clearing organizations		1,016
Loans		2,828
		10,415
Financial instruments sold, but not yet purchased, at fair value		9,071
Other liabilities		2,042
Total liabilities		73,384
Commitments, contingencies and guarantees (Notes 12 and 13)		
Subordinated liabilities		6,723
Stockholder's equity:		
Common stock, par value $1.00 per share (2,000 shares authorized, issued, and outstanding)		-
Additional paid-in capital		15,288
Accumulated deficit		(4,449)
Total stockholder's equity		10,839
Total liabilities and stockholder's equity	$	90,946

The accompanying notes are an integral part of the statement of financial condition.

1) **Organization**

Deutsche Bank Securities Inc. (the Corporation) is a wholly-owned subsidiary of DB U.S. Financial Markets Holding Corporation (the Parent), an indirect wholly-owned subsidiary of DB USA Corporation (DBUSA), which is a direct, wholly-owned subsidiary of Deutsche Bank AG (DBAG), a German corporation. DBUSA is designated as the intermediate holding company (IHC) established to comply with certain requirements mandated, supervised and regulated by the Board of Governors of the Federal Reserve System (FRB).

The Corporation is registered as a securities broker-dealer and investment advisor with the Securities and Exchange Commission (SEC), and as a futures commission merchant (FCM) with the Commodities Futures Trading Commission (CFTC). The Corporation is a member of the Financial Industry Regulatory Authority (FINRA), the Securities Investor Protection Corporation (SIPC), the National Futures Association (NFA) and other self-regulatory organizations. As an indirect subsidiary of DBUSA, the Corporation is indirectly subject to the regulatory oversight of the FRB.

In its capacity as a broker-dealer and FCM, the Corporation clears securities and derivatives products for its customers, affiliates or itself on various exchanges of which the Corporation is a member. The Corporation provides trade execution services for a broad range of domestic and international clients and provides securities brokerage and investment advisory services to private clients and institutions. The Corporation provides a variety of capital raising, market making and brokerage services for its government, financial institution and corporate clients, including fixed income and equity sales and trading, emerging markets activities, equity market research and investment banking. The Corporation is also a primary dealer in U.S. government securities.

The Corporation, like other securities firms, is directly affected by general economic and market conditions, including fluctuations in volume and price levels of securities, changes in interest rates, and demand for investment banking, securities brokerage, and other services, all of which have an impact on the Corporation's consolidated statement of financial condition as well as its liquidity.

2) **Significant Accounting Policies**

   a) *Basis of Presentation*

   The Corporation's consolidated statement of financial condition has been prepared in accordance with U.S. generally accepted accounting principles (US GAAP), which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the consolidated statement of financial. The most significant of these estimates and assumptions relate to fair value measurements and the provision for potential losses that may arise from litigation, regulatory proceedings and tax audits. Although these and other estimates and assumptions are based on the best available information, because of the inherent uncertainties in assumptions utilized by management, actual results could be different from these estimates.

   The consolidated statement of financial condition of the Corporation includes all entities in which the Corporation has a controlling financial interest. The Corporation consolidates entities in which it has a majority voting interest when the voting interest entity is controlled through substantive voting equity interests and the equity investors bear the residual economic risks of the entity. The Corporation also consolidates variable interest entities (VIEs) for which the Corporation is deemed to be the primary beneficiary in accordance with Accounting Standards Codification (ASC) Topic 810, *Consolidation*. All material intercompany transactions and balances have been eliminated in consolidation.

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The equity method of accounting is applied to investments when the Corporation does not have a controlling financial interest, but has the ability to significantly influence the operating and financial policies of the investee. Generally, this is when the Corporation has an investment greater than 20% but less than 50% in the voting stock or in substance in common stock of a corporation or 3% or more of limited partnership or limited liability corporation interests. Other factors that are considered in determining whether the Corporation has significant influence include representation on the entity's board of directors and material intercompany transactions. The existence of these factors could require the application of the equity method of accounting for a particular investment even though the investment is less than 20% of the voting stock.

The consolidated statement of financial condition as of December 31, 2018 reflects $123 million net of assets attributable to the Corporation's subsidiaries as well as certain eliminations and adjustments which are not reflected in the Corporation's unaudited statement of financial condition contained in Part II of SEC Form X-17A-5 which is prepared on an unconsolidated basis.

As of December 31, 2018, substantially all of the Corporation's assets and liabilities were carried at fair value or at amounts which approximate such values. Assets and liabilities recorded at fair value include cash equivalents, financial instruments owned, financial instruments sold, but not yet purchased and certain collateralized agreements and financings. Assets and liabilities recorded at contractual amounts that approximate fair value include certain collateralized agreements and financings, other receivables and payables and subordinated liabilities. The fair values of such items are not materially sensitive to shifts in market interest rates because of the limited term to maturity of many of these instruments and/or their variable interest rates.

b) *Cash and Cash Equivalents*

The Corporation defines cash equivalents as highly liquid securities and interest-earning deposits with original maturities of three months or less. Due to the short-term nature of these instruments, the carrying value approximates fair value.

c) *Cash Segregated Under Federal and Other Regulations*

The Corporation segregated cash to satisfy rules regarding the protection of assets of customers as required by the SEC and the CFTC, the Corporation's primary regulators. See note 18 for further information.

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With the adoption of Accounting Standards Update (ASU) 2016-18, Statement of Cash Flows (Topic 230), *Restricted Cash,* the Corporation reclassified securities segregated for benefit of customers within their respective financial statement captions based on the nature of the securities being segregated. Accordingly, such amounts are no longer combined with cash segregated in the statement of financial condition. The following table sets forth the impact of this change in presentation on the statement of financial condition as of December 31, 2017 (in millions):

	As reported	Adjusted	As adjusted
Cash and securities segregated for benefit of customers [1]	$ 3,402	(3,402)	-
Cash segregated under federal and other regulations [1]	-	434	434
Financial instruments owned, at fair value	22,256	175	22,431
Securities purchased under agreements to resell	30,465	1,001	31,466
Receivables - brokers, dealers, and clearing organizations	1,790	1,792	3,582

(1) As of December 31, 2018, Cash and securities segregated for benefit of customers was no longer presented on the consolidated statement of financial condition. This was replaced by Cash segregated under federal and other regulations.

d) *Financial Instruments Owned and Sold, at Fair Value*

Financial instruments owned and financial instruments sold, but not yet purchased, are recorded on the consolidated statement of financial condition at fair value in accordance with ASC 820, Fair Value Measurements and Disclosures.

The fair value of financial instruments is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Generally, financial assets are marked to bid prices and financial liabilities are marked to offer prices. Fair value measurements do not include transaction costs. See note 3 for further information about fair value measurements.

Derivative contracts are instruments, such as futures, forwards, swaps or option contracts that derive their value from underlying assets, indices, reference rates, or a combination of these factors. All freestanding contracts that are considered derivatives for accounting purposes are carried at fair value in the consolidated statement of financial condition. Derivative contracts may be privately negotiated contracts, which are often referred to as OTC derivatives, or they may be listed and traded on an exchange. All exchange-traded derivatives are cleared through central counterparties (CCPs), though the Corporation also uses CCP services to clear certain OTC derivative contracts. Derivatives may involve future commitments to purchase or sell financial instruments, or to exchange currency or interest payment streams. The amounts exchanged are based on the specific terms of the contract with reference to specified rates, securities, currencies, or indices.

In active markets, fair value of derivatives is based on observable market prices or parameters, or derived from such prices or parameters. Where observable prices or inputs are not available, valuation techniques are applied. Valuation techniques include the use of valuation models, which are dependent on parameters including, but not limited to, current market prices of the underlying instruments, time value, yield curve, volatility, and correlation factors underlying the positions. The valuation process to determine fair value may result in adjustments to the valuation model outputs for factors such as liquidity, and counterparty credit risk.

Derivative assets and liabilities arising from contracts with the same counterparty that are covered by qualifying and legally enforceable master netting agreements are reported on a net basis.

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e) *Other Financial Assets and Financial Liabilities at Fair Value*

In addition to financial instruments owned, at fair value and financial instruments sold, but not yet purchased, at fair value, the Corporation has elected to account for certain of its other financial assets and financial liabilities at fair value under the ASC 825 10 *Fair Value Option*. The primary reasons for electing the fair value option are to reflect economic events in earnings on a timely basis, to mitigate volatility in earnings from using different measurement attributes and to address simplification and cost benefit considerations. Such financial assets and financial liabilities accounted for at fair value include certain collateralized agreements and financings, see note 2(f) for further information.

f) *Collateralized Agreements and Financings*

Collateralized agreements and financings consist of the following:

Reverse Repurchase and Repurchase Agreements – securities purchased under agreements to resell (reverse repurchase agreements) and securities sold under agreements to repurchase (repurchase agreements) are recorded at their contractual amounts. The Corporation's policy is to obtain possession or control of collateral with a market value equal to or in excess of the principal amount loaned under reverse repurchase agreements. To ensure that the market value of the underlying collateral remains sufficient, collateral is valued daily, and the Corporation may require counterparties to deposit additional collateral or return collateral pledged, when appropriate. Reverse repurchase agreements and repurchase agreements with the same counterparty and maturity date that are also subject to a master netting agreement are presented net in the statement of financial condition when the requirements of ASC 210-20, *Offsetting*, are met. Substantially all repurchase and reverse repurchase activities are transacted under master netting agreements.

As noted above, certain reverse repurchase and repurchase agreements are carried on the consolidated statement of financial condition at fair value under the fair value option. Reverse repurchase and repurchase agreements are generally valued based on inputs with reasonable levels of price transparency and are generally classified within Level 2 of the fair value hierarchy. Fair value is derived using valuation techniques whereby future cash flows are discounted at the appropriate risk-adjusted discount rate. The risk-adjusted discount rate includes the consideration of the collateral received or pledged in the transaction. Where the risk-adjusted discount rate is not observable or readily available (primarily for long-dated repurchase agreements), a proxy discount rate may be used in the valuation.

Securities Borrowed and Loaned – securities borrowed and loaned transactions are recorded at the amount of cash collateral advanced or received. Non-cash securities loaned transactions are recorded at the fair value of collateral received within other assets and other liabilities on the consolidated statement of financial condition. Collateral received for non-cash securities borrowed transactions are not recorded on the consolidated statement of financial condition. On a daily basis, the Corporation monitors the market value of securities borrowed or loaned against the collateral value and the Corporation may require counterparties to deposit additional collateral or return collateral pledged, when appropriate.

As these arrangements generally can be terminated on demand, they exhibit little, if any, sensitivity to changes in interest rates. Certain securities borrowed and loaned transactions are recorded at fair value under the fair value option. These securities borrowed and loaned transactions are generally valued based on inputs with reasonable levels of price transparency and are classified within Level 2 of the fair value hierarchy. Fair value is determined by valuation techniques by discounting future cash flows

using the appropriate risk-adjusted discount rate. The risk-adjusted discount rate includes the consideration of the collateral received or pledged in the transaction. Where the risk-adjusted discount rate is not observable or readily available, a proxy discount rate may be used in the valuation.

g) *Receivables and Payables – Customers*

Receivables from and payables to customers include amounts due on cash and margin transactions. Securities owned by customers, including those that collateralize margin or similar transactions, are not reflected on the consolidated statement of financial condition. However, in the event of fails to deliver securities to or receive securities from the customer, the Corporation records corresponding receivables from customers or payables to customers, respectively, on a settlement-date basis on the consolidated statement of financial condition.

h) *Receivables and Payables – Noncustomers*

Receivables from and payables to noncustomers include amounts due on cash and margin transactions of banks and broker dealers trading for their own account through the Corporation. These amounts represent transactions made predominantly with affiliates. Securities owned by noncustomers, including those that collateralize margin or similar transactions, are not reflected on the consolidated statement of financial condition.

In the event of fails to deliver securities to or receive securities from the noncustomer, the Corporation records corresponding receivables from noncustomers or payables to noncustomers, respectively, on a settlement-date basis on the consolidated statement of financial condition.

i) *Payables – Loans*

Loans payable are presented on the consolidated statement of financial condition at their outstanding unpaid principal balances. Short-term borrowings are predominantly transacted with affiliates, while long-term debt consists of financing related to a failed sale-leaseback transaction.

j) *Foreign Currency Translation*

Assets and liabilities denominated in non U.S. dollar currencies are translated into U.S. dollar equivalents using year-end spot foreign exchange rates.

k) *Share-Based Compensation*

DBAG has a share ownership program granting certain employees of the Corporation special stock awards and incentives as part of their total compensation. The cost of employee services received in exchange for a share-based award is generally measured based on the grant-date fair value of the award in accordance with ASC 718 *Share Based Payments*.

l) *Exchange Memberships*

The Corporation holds memberships/seats in the Chicago Mercantile Exchange (CME) and Intercontinental Exchange (ICE). As part of the membership/seat arrangement, it also holds shares or other interests (e.g., restricted shares) of these exchanges/clearing organizations. The CME membership interests are accounted for as intangible assets, initially valued at cost, and subsequently measured in accordance with ASC 350 Intangibles – Goodwill and Other. The CME restricted shares are treated as equity investments reported at fair value. The ICE membership shares are recorded as equity investments held at cost.

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m) Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is generally computed using the straight-line method over the estimated useful lives of the assets. The range of estimated useful lives is 25 to 50 years for premises, and 7 to 10 years for furniture and equipment. Leasehold improvements are amortized on a straight-line basis over the shorter of the term of the lease or the estimated useful life of the improvement, subject to an upper limit of 10 years.

n) Income Taxes

The results of the Corporation are included on the consolidated U.S. federal income tax return, and certain combined and unitary state tax returns of Deutsche Bank AG New York Branch (DBNY). In addition, the Corporation files tax returns in certain states on a stand-alone basis. Pursuant to a tax sharing agreement, income taxes are computed on a modified separate company basis and the Corporation is reimbursed on a current basis by an affiliate of DBNY for the benefit generated from any federal, New York State (NYS) and New York City (NYC) tax losses and temporary differences of the Corporation. The Corporation will be reimbursed by the affiliate for any subsequent adjustment which results in an increase of such tax benefit (e.g., by means of an amended return, claim for refund or following the conclusion of an audit by a taxing authority). In the event of any subsequent adjustment which results in a permanent reduction of the tax benefit that was previously reimbursed by the affiliate (e.g., as a result of a disallowance by a tax authority of the tax benefits supporting the deferred tax asset (DTA) or a reduction in tax rates), the Corporation is not obligated to repay the affiliate. Rather, the permanent reduction in tax benefit will be treated as a deemed contribution to capital.

The Corporation provides for income taxes on all transactions that have been recognized on the consolidated statement of financial condition in accordance with ASC 740, *Income Taxes*. Accordingly, deferred taxes are adjusted to reflect the tax rates at which future taxable amounts will likely be settled or realized. The effects of tax rate changes on future deferred tax liabilities (DTL) and DTAs, as well as other changes in income tax laws, are recognized in the period during which such changes are enacted. DTAs are recognized subject to management's judgment that realization is more likely than not. DTAs and DTLs are included in other assets and other liabilities, respectively, on the consolidated statement of financial condition.

ASC 740 provides guidance on the accounting for uncertainty in income taxes and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740 also provides guidance on de-recognition, classification, interest and penalties, disclosure, and transition.

o) Variable Interest Entities

VIEs are entities that lack one or more of the characteristics of a voting interest entity. A controlling financial interest in a VIE is present when an enterprise has a variable interest, or a combination of variable interests, that provides the enterprise with (i) the power to direct the activities of the VIE that most significantly impact the VIE's economic performance and (ii) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. The enterprise with a controlling financial interest in a VIE, known as the primary beneficiary, consolidates the VIE. See note 6 for further information.

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p) *Recent Accounting Developments*

Leases (ASC 842). In February 2016, the Financial Accounting Standards Board (FASB) issued ASU 2016-02, *Leases*. This ASU requires that, at lease inception, a lessee recognize on the statement of financial condition a right-of-use (ROU) asset for leases with a lease term of greater than twelve months, representing the right to use the underlying asset for the lease term, and a lease liability, representing the liability to make lease payments. The classification criteria for distinguishing between finance leases and operating leases under ASU 2016-02 are substantially similar to the criteria used to distinguish capital leases and operating leases under ASC 840; however, the standard does eliminate the specific thresholds required under previous guidance. For finance leases, the ASU requires a lessee to recognize interest expense on the lease liability separately from the amortization of the right-of-use asset on the consolidated statement of operations, while for operating leases, such amounts must be recognized as a combined expense and on a straight-line basis. The guidance also eliminates real estate specific provisions for lessees and lessors involved in sale and leaseback transactions as well as requires expanded disclosures about the nature and terms of lease agreements. ASU 2016-02, as amended by ASU 2018-01, ASU 2018-10, and ASU 2018-11 is effective for annual reporting periods beginning after December 15, 2018, including interim periods within those reporting periods under a modified retrospective approach. Early adoption is permitted.

The Corporation adopted this guidance as of January 1, 2019, the date of initial application, using the modified retrospective approach. Based on the Corporation's interpretation of the new guidance, the Corporation recognized additional ROU assets and liabilities of approximately $34 million. The Corporation also recorded an adjustment (increase) to opening retained earnings as of January 1, 2019 in the amount of $527 million related to the recognition of a gain on a sale-leaseback of a building which failed sale recognition under ASC 840 in 2007, but qualifies as a sale after reassessment under ASC 842.

As a result of the above, and including tax-related effects, the Corporation's assets and liabilities decreased as of the date of initial application by approximately $430 million and $957 million, respectively, mainly due to the derecognition of a building and financing related to the sale-leaseback.

Restricted Cash (ASC 230). In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230), *Restricted Cash*. ASU 2016-18 requires that a statement of cash flows explain the change during the period in the total cash, cash equivalents and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts of the statement of cash flows. The amendments in this update are effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within those fiscal years. The Corporation adopted this ASU as of January 1, 2018 with no material impact on the consolidated financial statements.

Compensation-Stock Compensation (ASC 718): Scope of Modification Accounting. In May 2017, the FASB issued ASU 2017-09, *Scope of Modification Accounting*. The ASU requires an entity account for the effects of a modification of a share-based payment award unless all the following are met: 1) The fair value of the modified award is the same as the fair value of the original award immediately before the original award is modified; 2) The vesting conditions of the modified award are the same as the vesting conditions of the original award immediately before the original award is modified; 3) The

(Continued)

classification of the modified award as an equity instrument or a liability instrument is the same as the classification of the original award immediately before the original award is modified. This ASU is effective for annual reporting periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2017, with early adoption permitted. The Corporation adopted this ASU with no material impact on the Corporation's statement of financial condition, results of operations, or cash flows.

Codification Improvements. In July 2018, the FASB issued ASU No. 2018-09, *Codification Improvements*. These amendments include changes to clarify, correct errors in, or make minor improvements to the Codification, eliminating inconsistencies and providing clarifications in current guidance. This ASU affects a variety of Topics including, among others, Debt Modifications and Extinguishments (Topic 470-50), Derivatives and Hedging – Overall (Topic 815-10), Fair Value Measurement – Overall (Topic 820-10), and Financial Services – Brokers and Dealers – Liabilities (Topic 940-405). While some of the amendments in this Update are effective immediately upon issuance, most are effective for financial statements issued for annual periods beginning after December 15, 2018. The adoption of this ASU is not expected to have a material impact on the Corporation's consolidated financial statements.

Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the Disclosure Requirements to Fair Value Measurement. In August 2018, the FASB issued ASU 2018-13 to amend fair value measurement disclosure requirements. This ASU no longer requires an entity to disclose the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, the entity's policy for the timing of transfers between levels, or the valuation processes for Level 3 fair value measurements. New disclosure requirements include the range and weighted average used to develop significant unobservable inputs and how the weighted average was calculated for recurring and nonrecurring Level 3 fair value measurements. For all entities, amendments are effective for annual reporting periods, and interim periods within annual periods, beginning after December 15, 2019. Early adoption is permitted for removed or modified disclosures, with delayed adoption allowed for additional disclosures required under this guidance. The Corporation elected to early adopt the removed and modified disclosure provisions as of December 31, 2018. Additional disclosures required under this guidance will be adopted at the effective date.

The following changes in accounting principle occurred during the year ended December 31, 2018 due to the adoption of recently issued accounting pronouncements by the FASB:

Recognition and Measurement of Financial Instruments

Effective January 1, 2018, the Corporation adopted ASU 2016-01, Financial Instruments (Topic 825) - Recognition and Measurement of Financial Assets and Financial Liabilities. This ASU amends certain aspects of recognition, measurement, presentation and disclosure of financial instruments. The ASU includes a requirement that equity investments with readily determinable fair values, other than those that meet certain exceptions, to be accounted for at fair value. As a broker dealer, substantially all of the Corporation's equity investments were carried at fair value; therefore, the adoption of this provision did not have a material impact on the consolidated financial statements.

As presented in the consolidated statement of stockholder's equity, a cumulative-effect adjustment to the beginning balance of accumulated deficit was recorded in the amount of $5 million to remeasure equity investments previously carried at cost to fair value. In accordance with the new accounting

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treatment, such balances were reclassified from other assets to financial instruments owned, at fair value on the consolidated statement of financial condition.

3) **Fair Value Measurements**

ASC 820 (Fair Value Measurement and Disclosures) defines fair value, establishes a consistent framework for measuring fair value and requires disclosures about fair value measurements. The standard also prioritizes the inputs to valuation techniques used to measure fair value based on whether such inputs are observable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Corporation's market assumptions. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Basis of Fair Value Measurement

Level 1 Quoted prices for identical instruments in active markets.

Level 2 Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

Level 3 Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Thus, an item may be classified as Level 3 even though some significant inputs that are readily observable.

The hierarchy requires the use of observable market data when available. The Corporation considers relevant and observable market prices in its valuation where possible.

Credit risk is an essential component of fair value. Cash products (e.g., bonds) and derivative instruments (particularly those with significant future projected cash flows) trade in the market at levels which reflect credit considerations. The Corporation manages its exposure to credit risk as it does other market risks and will price, economically hedge and facilitate trades which involve credit risk.

When appropriate, valuations are adjusted for various factors such as liquidity, bid/offer spreads and credit considerations. Such adjustments are generally based on available market evidence. In the absence of such evidence, management's best estimate is used.

Financial instruments are generally classified within Level 1 or Level 2 of the fair value hierarchy because they are valued using quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency. Instruments classified within Level 1 of the fair value hierarchy are required to be carried at quoted market prices, even in situations where the Corporation holds a large position and a sale could possibly impact the quoted price. Certain financial instruments are classified within Level 3 of the fair value hierarchy because they trade infrequently and therefore have little or no price transparency. Level 3 valuations are based on pending transactions, subsequent financing of issuer or comparable issuer and/or pricing models that generally include at least one significant unobservable input involving management assumptions such as property type differences, cash flows, performance, and/or other input.

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The transaction price is typically the initial best estimate of fair value. Accordingly, when a pricing model is used to value such an instrument, the model is adjusted so that the model value at inception is calibrated to the transaction price. This valuation is adjusted when changes to inputs and assumptions are corroborated by evidence such as transactions in similar instruments, completed or pending third-party transactions in the underlying investment or comparable entities, subsequent rounds of financing, recapitalizations and other transactions across the capital structure, offerings in the equity or debt capital markets, and changes in financial ratios or cash flows. For positions that are not traded in active markets or are subject to transfer restrictions, valuations are adjusted to reflect illiquidity and/or non-transferability. Such adjustments are generally based on market evidence where available. In the absence of such evidence, management's best estimate is used.

Management judgment is required to value financial instruments classified within Level 3 of the fair value hierarchy. In particular, management's judgment is required to determine the appropriate risk-adjusted discount rate for financial instruments with little or no price transparency as a result of decreased volumes and lower levels of trading activity. In such situations, the Corporation's valuation is adjusted to approximate rates which market participants would likely consider appropriate for relevant credit and liquidity risks. Due to the level of management judgment and estimate used in the valuation of financial instruments included within Level 3 of the fair value hierarchy, it is possible that other market participants could determine a materially different estimate of fair value for such instruments.

The following are the different types of the Corporation's financial instruments and their related classification in the fair value hierarchy:

U.S. Treasury securities

U.S. Treasury bills, notes and bonds are classified as Level 1 of the fair value hierarchy and are valued based on quoted market prices in active markets. Treasury strips are generally categorized as Level 2 of the fair value hierarchy as they are typically valued based on pricing sources with a reasonable level of price transparency or derived from a treasury curve.

U.S. Government agency obligations

U.S. Government agency obligations comprise three main categories consisting of agency-issued debt, agency mortgage pass-through securities, and agency collateralized mortgage obligations (CMOs). Actively traded and quoted U.S. government agency obligations are generally categorized in Level 1 of the fair value hierarchy while less actively traded US government agency obligations, whereby the fair values are based upon model-derived prices, quoted market prices, and trade data for identical or comparable securities, are generally categorized as Level 2 of the fair value hierarchy. While agency-issued debt can be either Level 1 or Level 2 depending upon how they are valued (i.e., quoted prices versus model derived), agency mortgage pass through securities and agency CMOs, are valued based on broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency and are generally categorized as Level 2.

Other mortgage-backed securities (MBS)

Private label MBS are valued based on price or spread data obtained from observed transactions. When position-specific external price data are not observable, the fair value determination may require benchmarking to similar instruments and/or analyzing expected credit losses, default, and recovery rates. In evaluating the fair value of each security, the Corporation considers security collateral-specific attributes

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including payment priority, credit enhancement levels, type of collateral, delinquency rates, and loss severity. Market standard models may be deployed to perform the valuation.

Private label MBS are generally categorized in Level 2 of the fair value hierarchy. If external prices or significant spread inputs are unobservable, then valuation techniques such as cash flow analysis are used. If the comparability assessment involves significant subjectivity related to property type differences, cash flows, performance, and other inputs, then the securities are categorized in Level 3 of the fair value hierarchy.

Asset-backed securities (ABS)

ABS include, but are not limited to, securities backed by auto loans, student loans, and credit card receivables and are generally categorized within Level 2 of the fair value hierarchy. Valuations are determined using the Corporation's own trading activities for identical or similar instruments. If external prices or significant spread inputs are unobservable, then valuation techniques such as cash flow analysis are used. If the comparability assessment involves significant subjectivity related to collateral type differences, cash flows, performance, and other inputs, then the securities are categorized in Level 3 of the fair value hierarchy.

Other debt securities

Other debt securities consist mainly of corporate bonds (including high yield bonds). Corporate bonds that are measured primarily based on pricing data from observed market transactions of comparable size adjusted for bond or credit default swap spreads are generally classified as Level 2. If pricing or spread data is not available, valuation techniques (i.e., cash flow models) with unobservable inputs are used and the securities are classified as Level 3.

Equities

Exchange-traded equity securities are generally valued based on quoted active market prices from the exchange and are categorized as Level 1. The Corporation defines active markets for equity instruments based on the average daily trading volume both in absolute terms and relative to the market capitalization for the instrument. Exchange-traded funds are classified as Level 1 if valuation is based upon exchange-traded quoted prices.

Non-exchange traded equity securities (i.e., private equity) are measured primarily using prices observed through market comparables are categorized within Level 3 of the fair value hierarchy.

Money market funds

Money market funds are generally valued based on quoted market prices. Those prices obtained from active markets would be classified as Level 1. Remaining positions that are quoted in less active markets or are model based with observable market inputs are generally classified as Level 2. These instruments are reported as cash equivalents on the consolidated statement of financial condition.

State and municipal bond obligations

State and municipal bonds are generally valued based on independent prices obtained from third-party valuation services. The valuation is based on observable market prices of recently executed transactions for similar securities of comparable size, resulting in a Level 2 classification within the fair value hierarchy. If independent prices cannot be obtained from third-party valuation services based on recently executed comparable transactions, then the bonds are classified as Level 3.

(Continued)

Derivatives

Derivative contracts can be exchange-traded or over-the-counter (OTC). Listed derivatives typically fall within Level 1 or Level 2 of the fair value hierarchy depending on whether they are deemed to be actively traded or not. The Corporation generally values exchange-traded derivatives using models which calibrate to market-clearing levels and eliminate timing differences between the closing price of the exchange-traded derivatives and their underlying instruments. In such cases, exchange-traded derivatives are generally classified within Level 1 of the fair value hierarchy.

The Corporation defines an active market based on liquidity of the product. Level 1 is comprised of listed options within equity contracts that are within a range of 80% to 120% of the strike price coupled with an expiration date of less than six months.

OTC derivatives are valued using market transactions and other market evidence whenever possible, including market-based inputs to models, model calibration to market clearing transactions, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency. Where models are used, the selection of a particular model to value an OTC derivative depends upon the contractual terms of, and specific risks inherent in, the instrument as well as the availability of pricing information in the market. The Corporation generally uses similar models to value similar instruments. Valuation models require a variety of inputs, including contractual terms, market prices, yield curves, credit curves, measures of volatility, prepayment rates and correlations of such inputs. For OTC derivatives that trade in liquid markets, such as generic forwards, swaps and options, model inputs can generally be verified and model selection does not involve significant management judgment. OTC derivatives are classified within Level 2 of the fair value hierarchy when all of the significant inputs can be corroborated to market evidence of observability. However, forward settling contracts such as To Be Announced securities are categorized within Level 1 as these contracts are observable through significant daily trading volumes.

Certain OTC derivatives trade in less liquid markets with limited pricing information, and the determination of fair value for these derivatives is inherently more difficult. Such instruments are classified within Level 3 of the fair value hierarchy. Where the Corporation does not have corroborating market evidence of observability to support significant model inputs and cannot verify the model to market transactions, the transaction price is initially used as the best estimate of fair value. Accordingly, when a pricing model is used to value such an instrument, the model is adjusted so that the model value at inception is based on the transaction price. The valuations of these less liquid OTC derivatives are typically based on Level 1 and/or Level 2 inputs that can be observed in the market, as well as unobservable Level 3 inputs. Subsequent to initial recognition, the Corporation updates the Level 1 and Level 2 inputs to reflect observable market changes, with resulting gains and losses reflected within Level 3. Level 3 inputs are only changed when corroborated by evidence such as similar market transactions, third-party pricing services and/or broker or dealer quotations, or other empirical market data. In circumstances where the Corporation cannot verify the model value to market transactions, it is possible that a different valuation model could produce a materially different estimate of fair value.

(Continued)

a) *Recurring Fair Value Measurements*

The following table sets forth by level within the fair value hierarchy financial assets and financial liabilities accounted for at fair value on a recurring basis and under the fair value option as of December 31, 2018 (in millions). Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. For additional information related to counterparty netting, see note 4(a) and 5(d).

Assets:		Level 1	Level 2	Level 3	Gross amount	Counterparty netting	Total
Cash equivalents	$	57	-	-	57	-	57
Collateralized agreements and financings		-	48,004	-	48,004	(19,708)	28,296
Financial instruments owned:							
Cash instruments:							
US Treasury securities		11,796	3,057	-	14,853	-	14,853
US Government agency obligations		-	1,257	-	1,257	-	1,257
Other mortgage-backed securities		-	518	33	551	-	551
Asset-backed securities		-	795	138	933	-	933
Other bebt securities		-	2,467	58	2,525	-	2,525
Equities		1,791	54	116	1,961	-	1,961
State and municipal bond obligations		-	184	21	205	-	205
Total cash instruments		13,587	8,332	366	22,285	-	22,285
Derivatives:							
Interest rate contracts		-	42	-	42		
Credit contracts		-	8	-	8		
Equity contracts		1,130	519	-	1,649		
Other contracts		1	5	-	6		
Total derivatives		1,131	574	-	1,705	(1,560)	145
Total financial instruments owned		14,718	8,906	366	23,990	(1,560)	22,430
Total recurring fair value measurements	$	14,775	56,910	366	72,051	(21,268)	50,783
Liabilities:							
Collateralized agreements and financings	$	-	44,793	211	45,004	(19,708)	25,296
Financial instruments sold, not yet purchased:							
Cash instruments:							
US Treasury securities		5,638	179	-	5,817	-	5,817
US Government agency obligations		-	57	-	57	-	57
Other debt securities		-	1,523	-	1,523	-	1,523
Equities		1,624	36	-	1,660	-	1,660
Total cash instruments		7,262	1,795	-	9,057	-	9,057
Derivatives:							
Credit contracts		-	8	-	8		
Equity contracts		937	623	-	1,560		
Other contracts		-	6	-	6		
Total derivatives		937	637	-	1,574	(1,560)	14
Total financial instruments sold, not yet purchased		8,199	2,432	-	10,631	(1,560)	9,071
Total recurring fair value measurements	$	8,199	47,225	211	55,635	(21,268)	34,367

(Continued)

Level 3 Financial Assets/Financial Liabilities

The following table presents the (1) valuation techniques and the nature of significant inputs generally used to determine the fair values of each type of level 3 financial asset/financial liability (in millions) and (2) the ranges of significant unobservable inputs used to value the Corporation's Level 3 financial assets/financial liabilities. The range of values shown below represents the highest and lowest inputs used to value the significant exposures within Level 3.

	Level 3 at December 31, 2018				Range	
	Assets	Liabilities	Valuation technique(s)	Significant unobservable input(s) (Level 3) [1] [2]		
Collateralized agreements and financings $	-	211	Discounted cash flow	Repurchase agreement rate (bps)	242	248
Financial instruments owned and financial instruments sold, but not yet purchased:						
Cash instruments						
Other mortgage backed securities	33	-	Price based	Price ($)	0	104
Asset backed securities	138	-	Discounted cash flow	Constant default rate (%)	1	3
			Discounted cash flow	Constant prepayment rate (%)	24	24
			Discounted cash flow	Credit spread (bps)	146	2,203
			Discounted cash flow	Recovery rate (%)	60	60
			Price based	Price ($)	0	100
Other debt securities	58	-	Discounted cash flow	Credit spread (bps)	152	262
			Price based	Price ($)	0	142
Equities	116	-	Price based	Price ($)	0	402
State and municipal bond obligations	21	-	Price based	Price ($)	96	100
Total cash instruments	366	-				
$	366	211				

[1] The unobservable price inputs for equity instruments and debt instruments are price per share, price as a percentage of par, and price relative to the movement from par, respectively.

[2] Basis points abbreviated as bps.

The Repurchase Agreement Rate is the annualized rate derived from transactions where two parties agree to buy or sell at pre-determined present and future prices.

The Price input is a significant unobservable input for certain fixed income instruments. For these instruments, the Price input is based on a par value of 100 and the fair value is determined using pricing data for comparable instruments. Securities that have embedded features and/or high coupons may be priced higher than par. The Price input is also a significant unobservable input for certain equity securities with the range of inputs varying depending upon the type, number of shares, and other factors.

Constant Default Rate (CDR) and Constant Prepayment Rate allow more complex loan and debt assets to be assessed, as these parameters estimate the ongoing defaults arising on scheduled repayments and coupons, or whether the borrower is making additional (usually voluntary) prepayments. These parameters are particularly relevant when forming a fair value opinion for mortgage or other types of lending, where repayments are delivered by the borrower through time, or where the borrower may pre-pay the loan (seen for example in some residential mortgages). Higher CDR will lead to lower valuation of a given loan or mortgage as the lender will ultimately receive less cash.

(Continued)

DEUTSCHE BANK SECURITIES INC.

(An Indirect Wholly-Owned Subsidiary of Deutsche Bank AG)

Notes to Consolidated Statement of Financial Condition

December 31, 2018

The Credit Spread is the primary reflection of creditworthiness of an entity, and represents the premium or yield return above the benchmark reference instrument (typically LIBOR, or relevant treasury instrument, depending upon the asset being assessed), that a bond holder would require for the credit quality difference between that entity and the reference benchmark.

The Recovery Rate represents an estimate of the amount a lender would receive in the case of a default of a loan, or a bond holder would receive in the case of default of the bond. Higher recovery rates will lead to a higher valuation for a given bond position, if other parameters are held constant.

The following table presents additional information about Level 3 assets and liabilities measured at fair value on a recurring basis (in millions). Level 3 instruments may be hedged with instruments classified in Level 1 and Level 2. As a result, the realized and unrealized gains and losses for assets and liabilities within the Level 3 category presented in the following tables do not reflect the related realized or unrealized gains and losses on hedging instruments that have been classified by the Corporation within the Level 1 and/or Level 2 categories. Additionally, both observable and unobservable inputs may be used to determine the fair value of positions that the Corporation has classified within the Level 3 category. As a result, the unrealized gains and losses for assets and liabilities within the Level 3 category presented in the following tables may include changes in fair value that were attributable to both observable (e.g., changes in market interest rates) and unobservable (e.g., changes in unobservable long-dated volatilities) inputs.

	Beginning balance	Realized gains (losses)	Unrealized gains (losses)	Transfers into Level 3	Transfers out of Level 3	Transfer out/into due to UBR restructuring	Purchases	Sales	Issuances	Settlements	Ending balance
Cash instruments - assets: $											
Other mortgage-backed securities	26	-	-	20	(1)	-	10	(22)	-	-	33
Asset-backed securities	60	3	(1)	4	-	-	114	(42)	-	-	138
Other debt securities	46	(1)	8	1	-	2	5	(3)	-	-	58
Equities	62	9	35	-	(9)	-	46	(27)	-	-	116
State and municipal bond obligation	37	-	-	-	(4)	-	-	(12)	-	-	21
Loans	-	-	-	-	-	-	-	-	-	-	-
Total cash instruments - assets	231	11	42	25	(14)	2	175	(106)	-	-	366
Cash instruments - liabilities: $											
Other debt securities	(2)	-	1	-	1	-	-	-	-	-	-
Loans	-	-	-	-	-	-	-	-	-	-	-
Equities	-	-	-	-	-	-	-	-	-	-	-
Mortgage-backed securities	-	-	-	-	-	-	-	-	-	-	-
Asset-backed securities	(1)	-	1	-	-	-	-	-	-	-	-
State and municipal bond obligation	-	-	-	-	-	-	-	-	-	-	-
Total cash instruments - liabilities	(3)	-	2	-	1	-	-	-	-	-	-
Collateralized agreements and financings - liabilities	(158)	-	8	(45)	-	-	-	-	(146)	130	(211)

In the table above, transfers in and out of Level 3 are primarily due to changes in the availability of external market quotes whereby the Corporation can derive valuation inputs. Transfers into Level 3 of $20 million within other mortgage-backed securities were due to deterioration in the underlying collateral and certain aged positions. The $45 million of transfers into Level 3 in collateralized agreements and financings are primarily due to unobservable flex repo positions.

b) *Financial Instruments Not Measured at Fair Value*

Certain of the Corporation's financial assets and liabilities, such as various collateralized agreements and financings, are not measured at fair value on a recurring basis but nevertheless are recorded at amounts that approximate fair value due to their liquid or short-term nature.

(Continued)

The carrying value of short-term financial instruments not accounted for at fair value, such as collateralized agreements and financings as well as receivables and payables arising in the ordinary course of business, approximates fair value because of the relatively short period of time between their origination and expected realization. For long-term interest-bearing payables such as subordinated liabilities, and the long-term portion of loans payable, the Corporation uses carrying value as a best estimate of fair value given that the interest rates on such debt instruments reset to market rates at regular and frequent intervals.

c) *Fair Value Option*

The Corporation elected the fair value option for certain portfolios of collateralized agreements and financings. The election was made as the particular portfolios are risk-managed and reported for internal purposes on a mark-to-market basis. The portfolios are priced to related market interest rates according to the collateral type and duration of the contract. The net present value is calculated daily and is based on changes in certain market curves and spreads.

4) Derivative Activities

a) *Fair Value, Notional and Offsetting of Derivative Instruments*

The Corporation's derivative transactions are entered into for trading purposes, to facilitate customer transactions, or as a means of risk management of firm inventory positions. Risk exposures are managed through diversification, by controlling position sizes and by establishing hedges in related securities or derivatives. The Corporation does not apply hedge accounting under ASC 815, *Derivatives and Hedging,* to any of its derivative contracts.

The following table sets forth the fair value and notional amount of the Corporation's derivative contracts by major product type as of December 31, 2018 (in millions):

| | Fair value | | Notional amount | | |
	Derivative assets	Derivative liabilities	Exchange-traded	OTC	Total
Derivative contract type					
Interest rate contracts	$ 42	-	10,263	192	10,455
Credit contracts	8	8	-	5,874	5,874
Equity contracts	1,649	1,561	106,530	-	106,530
Other contracts	6	6	-	5,514	5,514
Total gross fair value/notional amount of derivatives	1,705	1,575	116,793	11,580	128,373
Less: Counterparty netting[1]	(1,560)	(1,560)			
Subtotal	145	15			
Less: Cash collateral received/posted	(7)	-			
Net derivative assets/liabilities	$ 138	15			

[1] Includes amounts related to master netting agreements and collateral agreements which have been determined by the Corporation to be legally enforceable in the event of default and where certain other criteria are met in accordance with applicable offsetting accounting guidance.

While the notional amounts disclosed above give an indication of the volume of the Corporation's derivative activity, the notional amount is not exchanged but rather used as a reference to calculate payments for derivative transactions.

The Corporation generally enters into International Swaps and Derivative Association, Inc. master netting agreements or their equivalent with each of its counterparties, whenever possible. These master netting agreements provide protection in bankruptcy in certain circumstances and to further reduce default risk, the Corporation requires collateral, generally cash or securities in connection with its

derivative transactions. Total net derivative assets and liabilities are adjusted on an aggregate basis to take into consideration the effects of legally enforceable master netting agreements and have been reduced by the cash collateral received or paid.

The net derivative assets reflected above are subject to credit risk which arises from the failure of a counterparty to perform according to the terms of the contract.

b) Credit Derivatives

The Corporation enters into credit derivatives primarily to facilitate client transactions and to manage credit risk exposures. The Corporation enters into credit derivatives, principally through multi-name credit default swaps (CDS) and CDS Options with affiliate banks.

As it relates to the sold positions, the Corporation enters into the following types of credit derivatives:

Multi-name CDS – Protects the buyer against the loss of principal on a bond or loan in case of a default by the issuer. The protection buyer pays a periodic premium (typically quarterly) over the life of the contract and is protected for the period. The Corporation, in turn, will have to perform under a credit default swap if a credit event as defined under the contract occurs. Typical credit events include bankruptcy, dissolution, or insolvency of the referenced entity; failure to pay; the obligations of the referenced entity and restructuring of the obligations of the referenced entity. The ratings of the credit derivatives portfolio are based on the assigned external ratings of the referenced asset utilizing the lower of Moody's and S&P's published ratings as of December 31, 2018. Investment-grade ratings are considered to be 'Baa/BBB' and above, while anything below is considered non-investment grade.

CDS Options – The option writer assumes the obligation to purchase or sell a reference obligation at a specified price or credit spread. The option purchaser buys the right, but does not assume the obligation, to sell the reference obligation to, or purchase it from, the option writer. The payments on credit options depend either on a particular credit spread or the price of the reference obligation. The options usually terminate if a credit event occurs with respect to the underlying reference entity.

The following table summarizes the notional value and maximum potential payout for protection sold through credit derivative contracts as of December 31, 2018 (in millions):

Credit ratings of the reference obligation		Years to maturity			Fair value asset/(liability)[1]
	<1 Year	1 to 5 Years	>5 Years	Total	
Multi-name CDS					
Investment grade	$ -	-	309	309	(5)
CDS Option					
Investment grade	-	630	-	630	-
Total protection sold	$ -	630	309	939	(5)

[1] Fair value amounts are shown on a gross basis prior to cash collateral or counterparty netting.

The maximum potential amounts of future payments under credit derivatives contracts are based on the notional value of credit derivatives. The Corporation believes that the maximum potential amount of future payments for credit protection sold does not represent the actual loss exposure based on historical

(Continued)

experience. In addition, the maximum amount of future payments for credit protection sold has not been reduced for any cash collateral paid to counterparties. Payments under credit derivative contracts would be calculated after netting all derivative exposures with that counterparty in accordance with a related master netting agreement. Due to such netting processes, determining the amount of collateral that relates to credit exposures only is not practical.

The Corporation manages its exposure to these derivative contracts through a variety of risk mitigation strategies. For example, in certain instances, the Corporation may purchase credit protection derivatives with identical underlying referenced names to offset its exposure. The notional amount of credit protection sold for which the Corporation purchased credit protection with identical underlying referenced positions was $2.6 billion as of December 31, 2018. The purchase of credit protection does not represent the sole manner in which the Corporation risk manages its exposure to credit derivatives. Aggregate market risk limits have been established for credit derivatives, and market risk measures are routinely monitored against these limits. The Corporation may also recover amounts on the underlying reference obligation delivered to the Corporation under credit default swaps where credit protection was sold. The Corporation's OTC credit derivative contracts are with related parties and there are no credit risk related contingent features in these contracts with provisions that require the Corporation to either settle immediately, or post additional collateral if its credit rating, or the credit rating of its affiliates, is downgraded.

5) **Collateralized Agreements and Financings**

The Corporation enters into reverse repurchase agreements, repurchase agreements, securities borrowed and securities loaned transactions to acquire securities to cover short positions and settle other securities obligations, to accommodate customers' needs and to finance its inventory positions.

a) *Trading Assets Pledged*

The Corporation pledges firm-owned assets to collateralize repurchase agreements and other secured financings. Pledged securities that can be sold or re-pledged by the secured party are parenthetically disclosed in financial instruments owned, at fair value on the consolidated statement of financial condition.

b) *Collateral Received*

As of December 31, 2018, the total fair value received as collateral where the Corporation is permitted to sell or re-pledge was $63.1 billion and $32.6 billion under agreements to resell and securities borrowed, respectively, of which $52.0 billion and $29.5 billion, respectively, has been sold or re-pledged as collateral for repurchase transactions, securities lending transactions, to meet margin requirements at clearing organizations and to facilitate short sales of customers, noncustomers and the Corporation.

Collateral received under non-cash securities borrowed transactions includes collateral of $780 million that is not reflected on the consolidated statement of financial condition.

c) *Other*

The Corporation also engages in margin lending to clients that allows the client to borrow against the value of qualifying securities and is included within customer and noncustomer receivables on the consolidated statement of financial condition. Client receivables generated from margin lending

(Continued)

activities are collateralized by client-owned securities held by the Corporation including U.S. government and agency securities, other sovereign government obligations, corporate and other debt, and corporate equities. The Corporation monitors required margin levels and established credit limits daily and, pursuant to such guidelines, requires clients to deposit additional collateral, or reduce positions, when necessary. As of December 31, 2018, the Corporation was in possession of collateral in the amount of $29.6 billion and $23.2 billion from customers and noncustomers, respectively, of which $612 million and $15.2 billion, respectively, has been sold or re-pledged.

d) *Offsetting*

Reverse repurchase and repurchase balances with the same counterparties are reported net by counterparty, when applicable, pursuant to the provisions of ASC 210-20, *Offsetting*, with the respective interest receivables and payables being reported gross. As of December 31, 2018, the Corporation's reverse repurchase and repurchase balances reflected approximately $33.6 billion of netting pursuant to ASC 210‑20.

Securities borrowed and securities loaned balances with the same counterparties are reported net by counterparty, when applicable, pursuant to the provisions of ASC 210-20, *Offsetting*. As of December 31, 2018, the Corporation's securities borrowed and securities loaned balances reflected approximately $1.1 billion of netting pursuant to ASC 210‑20.

The following table presents information about the offsetting of these instruments and related collateral amounts (in millions).

		Gross amounts	Amounts offset on the statement of financial condition [1]	Net amounts presented on the statement of financial condition	Collateral received or pledged [2]	Net amount [3]
Assets:						
Collateralized agreements and financings:						
Securities purchased under agreements to resell	$	65,674	(33,556)	32,118	(32,118)	-
Securities borrowed		30,399	(1,110)	29,289	(28,512)	777
Total	$	96,073	(34,666)	61,407	(60,630)	777
Liabilities:						
Collateralized agreements and financings:						
Securities sold under agreements to repurchase	$	77,084	(33,556)	43,528	(43,528)	-
Securities loaned		9,438	(1,110)	8,328	(8,328)	-
Total	$	86,522	(34,666)	51,856	(51,856)	-

[1] Amounts relate to master netting agreements and collateral agreements which have been determined by the Corporation to be legally enforceable in the event of default and where certain other criteria are met in accordance with applicable offsetting accounting guidance. There are no amounts which were eligible for netting pursuant to ASC 210-20 that the Corporation did not net.

[2] Securities collateral is reflected at its fair value, but has been limited to the net exposure on the consolidated statement of financial condition in order to exclude any over-collateralization. These amounts do not reflect any cash collateral.

[3] Represents the amount of exposure that is not collateralized/covered by pledged collateral.

In accordance with ASC 860-30, *Secured Borrowing and Collateral*, of the $78.2 billion of predominantly U.S. government securities the Corporation has pledged, the counterparty is permitted to sell or re-pledge $40.6 billion.

(Continued)

The following table sets forth a disaggregation of the gross obligation of collateralized financings by type of collateral with the remaining contractual maturities of such financings (in millions).

	Overnight and continuous	Up to 30 days	30-90 days	Greater 90 days	Total
Securities sold under agreements to repurchase:					
US Treasury	$ 52,697	12,865	1,996	516	68,074
US Agency	2,557	3	1	437	2,998
State and municipal securities	127	-	-	257	384
Asset-backed securities	487	-	-	-	487
Other debt securities	1,593	816	171	-	2,580
Equity securities	250	310	679	-	1,239
Other mortgage-backed securities	1,059	20	12	156	1,247
Other	63	-	-	12	75
Total	58,833	14,014	2,859	1,378	77,084
Securities loaned:					
US Treasury and agency securities	1,267	-	-	-	1,267
Other debt securities	789	-	-	-	789
Equity securities	7,279	-	-	-	7,279
Other	103	-	-	-	103
Total	9,438	-	-	-	9,438
Total collateralized financings	$ 68,271	14,014	2,859	1,378	86,522

6) Variable Interest Entities

In connection with its underwriting and market making activities, the Corporation purchases and sells variable interests in VIEs that comprise primarily MBS and ABS issued by third party-sponsored VIEs. In addition, the Corporation may also underwrite and hold securities issued by VIEs that are created by an affiliate of the Corporation in connection with the affiliate's securitization activities.

a) VIE Consolidation Analysis

The Corporation consolidates VIEs for which it is the primary beneficiary. The Corporation determines whether it is the primary beneficiary of a VIE by performing an analysis that principally considers: (i) the VIE's purpose and design, including the risks the VIE was designed to create and pass through to its variable interest holders, (ii) the VIE's capital structure, (iii) the terms between the VIE and its variable interest holders and other parties involved with the VIE, (iv) which variable interest holders have the power to direct the activities of the VIE that most significantly impact the VIE's economic performance, (v) which variable interest holders have the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE and (vi) related-party relationships. The Corporation continuously reassesses its initial evaluation of an entity as a VIE to determine whether the preliminary conclusion has changed. The Corporation reassesses its determination of whether the Corporation is the primary beneficiary of a VIE upon changes in facts and circumstances that could potentially alter the Corporation's assessment.

b) Consolidated VIEs

As of December 31, 2018, the Corporation did not consolidate any VIEs as the Corporation was not the primary beneficiary of any VIE.

(Continued)

c) *Nonconsolidated VIEs*

The Corporation's variable interests in VIEs also include debt securities and other financial instruments issued by third party-sponsored VIEs of which the Corporation determined it is not the primary beneficiary. Therefore, the Corporation is not required to consolidate these VIEs. The Corporation's exposure to loss as a result of its involvement is generally limited to its interests in these VIEs. The following table sets forth (in millions) the carrying amounts of variable interests held in nonconsolidated VIEs and the Corporation's maximum exposure to loss.

	Fair value of variable interests held	Maximum exposure of debt interests
Asset-backed securities	$ 933	933
Other mortgage-backed securities	551	551
Other debt securities	12	12
	$ 1,496	1,496

The carrying values of variable interests in nonconsolidated VIEs in the preceding table are included in financial instruments owned, at fair value, on the consolidated statement of financial condition. The Corporation's maximum exposure to loss does not reflect the effect of economic hedges that are held to mitigate the risks associated with these variable interests. In addition, the Corporation has not provided any other support to the VIEs during the year that was not previously contractually required.

7) Receivable from and Payable to Brokers, Dealers, Clearing Organizations, and Customers

Amounts receivable from and payable to brokers, dealers, and clearing organizations as of December 31, 2018 consisted of the following (in millions):

	Receivable	Payable
Securities failed to deliver/receive	$ 743	632
Receivable from/payable to clearing organizations	1,537	198
Receivable from/payable to broker-dealers	341	11
Other	276	175
	$ 2,897	1,016

Receivable from clearing organizations includes cash deposits to satisfy various collateral, margin requirements, and unsettled regular-way proprietary transactions on a net basis.

Other includes cash collateral paid or received from initial and variation margin related to uncleared OTC derivative transactions where the Corporation acts on a principal basis.

(Continued)

Amounts receivable from and payable to customers as of December 31, 2018 consisted of the following (in millions):

	Receivable	Payable
Securities failed to deliver/receive	$ 955	574
Margin balances	57	2,091
Other	1	80
	$ 1,013	2,745

8) Payables – Loans

The Corporation has access to funding wherein it may borrow cash directly from DBAG and indirectly through DBUSA.

The Corporation's total borrowings which are included in payables-loans on the accompanying consolidated statement of financial condition as of December 31, 2018 are as follows (in millions):

	Related party	Third party	Total	Weighted average interest rate
Short-term borrowings	$ 1,664	17	1,681	2.35 %
Long-term debt	-	1,147	1,147	5.90
Total loans payable	$ 1,664	1,164	2,828	3.79 %

9) Other Assets and Other Liabilities

The significant components of the Corporation's other assets and other liabilities as of December 31, 2018, are as follows (in millions):

Other Assets:		
Accounts receivable and accrued interest and dividends	$	1,189
Other intangible assets		38
Other investments		36
Deferred tax assets		32
Prepaid expenses		9
Other		218
	$	1,522
Other Liabilities:		
Accounts payable and accrued interest and dividends	$	936
Accrued compensation and benefits		588
Other accrued expenses		306
Current income tax liability		23
Other		189
	$	2,042

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10) Related-Party Transactions

The Corporation has related party transactions with certain of its subsidiaries and affiliates. These transactions include collateralized financing transactions, prime brokerage services, derivatives clearing, trading management services, advisory services, charges for operational support, and the borrowing and lending of funds. These transactions are primarily short-term in nature and are entered into in the ordinary course of business. Related party financing transactions are also discussed in notes 8 and 17.

Related-Party Assets and Liabilities

The following table sets forth assets and liabilities with related parties as of December 31, 2018 (in millions):

Assets:		
Cash and cash equivalents	$	716
Cash segregated under federal and other regulations		7
Securities purchased under agreements to resell		21,580
Securities borrowed		2,782
Financial instruments owned, at fair value		229
Receivable from customers		161
Receivable from noncustomers		3
Receivable from brokers, dealers, and clearing organizations		508
Other assets		653
Total assets	$	26,639
Liabilities:		
Securities sold under agreements to repurchase	$	18,938
Securities loaned		7,992
Payable to customers		983
Payable to noncustomers		3,822
Payable to brokers, dealers, and clearing organizations		696
Payables – loans		1,664
Financial instruments sold, but not yet purchased, at fair value		18
Other liabilities		664
Subordinated liabilities		6,723
Total liabilities	$	41,500

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11) Risk Factors

a) *Market Risk*

Market risk is the potential loss the Corporation may incur as a result of changes in the market value of a particular instrument. All financial instruments are subject to market risk arising from changes in interest rates, credit spreads, foreign exchange rates, equity prices or commodity prices. The Corporation's exposure to market risk is determined by a number of factors, including the size, duration, composition and diversification of positions held; absolute and relative market rates; as well as volatilities and liquidity. For instruments such as options and warrants, the time period during which the options or warrants may be exercised and the relationship between the current market price of the underlying instrument and the option's or warrant's contractual exercise price also affects the level of market risk. The Corporation manages market risk through a market risk management framework, policies, limits as well as management information systems and reporting. A significant factor influencing the overall level of market risk to which the Corporation is exposed is its use of hedging techniques to mitigate such risk. As an independent risk function, Market Risk Management (MRM) implements the framework to systematically identify, assess, monitor and report the Corporation's market risk and to support its effective management and mitigation. In this capacity, MRM works closely with risk takers in the business units and other control and support groups to ensure that the business units optimize the risk/reward relationship and do not expose the Corporation to unacceptable losses outside of the Corporation's risk appetite.

b) *Credit Risk*

The Corporation acts as a FCM and a dealer of securities in the global capital markets, and consequently, incurs counterparty credit risk. Credit risk is measured by the loss the Corporation would record if its counterparties failed to perform pursuant to the terms of their contractual obligations and the value of collateral held, if any, was not adequate to cover such losses. Specifically, the Corporation's potential credit loss exposure for contractual commitments is equal to the market or fair value of contractual commitments that are in a net asset position less the effect of master netting agreements. The Corporation has established controls to monitor the creditworthiness of counterparties, as well as the quality of pledged collateral, and uses master netting agreements whenever possible to mitigate the Corporation's exposure to counterparty credit risk. The Corporation may require counterparties to submit additional collateral when deemed necessary. The Corporation also enters into collateralized financing agreements in which it extends short-term credit, primarily to major financial institutions. The Corporation controls the collateral pledged by the counterparties, which consists largely of securities issued by the U.S. government or its agencies.

For derivative products, credit risk exposure is measured based on mark-to-market values instead of the notional amounts which are not representative of the associated credit risk. The credit risk associated with exchange-traded futures & options (F&O) contracts and cleared OTC positions is largely mitigated as they are cleared by a central clearing counterparty (CCP). Exchange-traded F&O require the daily settlement of changes in mark-to-market values, while the changes in mark-to-market values of cleared OTC positions are met with variation margin on a daily basis. For both exchange-traded F&O and cleared OTC exposures, initial margin posted to the CCP is a potential source of credit risk. Uncleared or bilaterally settled derivative transactions are negotiated contractual commitments possessing greater

exposure to counterparty credit risk unless they are subject to regulation-mandated margin requirements for non-centrally cleared derivatives that require the posting of initial margin by the client in addition to any variation margin.

Concentrations of credit risk from financial instruments, including contractual commitments, exist when groups of issuers or counterparties have similar business characteristics or are engaged in like activities that would cause their ability to meet their contractual obligations to be adversely affected, in a similar manner, by changes in the economy or other market conditions. As a financial intermediary, the Corporation regularly transacts business with, and owns securities issued by, a broad range of governments, corporations, international organizations, central banks, and other financial institutions, which are economically and geographically diverse. The Corporation monitors credit risk on both an individual and group counterparty basis. The Corporation minimizes this risk through credit reviews, approvals, limits, as well as monitoring reports and procedures.

c) *Non-financial Risk*

The Corporation is exposed to non-financial risk arising from errors, inadvertent or intentional, made in the execution, confirmation or settlement of transactions or from transactions not being properly recorded, evaluated or accounted. In addition, on a daily basis, the Corporation is highly dependent on its ability to process a larger number of transactions, some increasingly complex, across numerous and diverse markets and currencies. Management relies heavily on financial, accounting, and other data processing systems, some of which include manual processing components. If any of these processes or systems do not operate properly, are disabled, or are compromised due to intentional or inadvertent human error, the Corporation could be subjected to financial loss, disruption to the Corporation's businesses or clients, regulatory action, or reputational damage.

The Corporation is also dependent on its employees to conduct the Corporation's business in accordance with applicable laws, regulations and generally accepted business standards. Employee misconduct, which includes but is not limited to selling products that are not suitable for a particular customer, fraud and unauthorized trading, could result in a material impact to the Corporation in the form of regulatory action, reputational damage, or client attrition impacting the Corporation's financial position.

The Corporation operates in a legal and regulatory environment that exposes it to significant litigation risks. Failure to properly manage litigation or regulatory matters or properly interpret and apply applicable law, regulation, or rules may substantially and adversely affect the Corporation's planned results of operations, financial condition, and reputation.

The Corporation faces non-financial risk related to a substantial dependence on information technology (IT) and infrastructure. Operational instability, malfunction or outage of the Corporation's IT systems or IT infrastructure could materially impact the Corporation's ability to perform core business functions and secure information assets, resulting in financial losses, additional costs for repairing systems, reputational damage, customer dissatisfaction or potential regulatory and litigation exposure. The Corporation's operational systems are subject to risk of cyber-attacks and other internet crime, which could result in material losses of client or customer information, damage the Corporation's reputation and lead to regulatory penalties and financial losses.

While contingency plans are in place, the Corporation's ability to conduct business may be adversely impacted by a disruption in the infrastructure that supports its businesses and the communities in which

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they are located. This may include a disruption due to terrorist activities, disease pandemics, as well as disruptions involving electrical, communications, transportation or other services used by the Corporation or counterparts with whom the Corporation conducts business.

The relatively large size of the Corporation's clearing operations exposes the Corporation, its customers and third parties to losses should such operations fail to function properly. This could harm the Corporation's reputation and cause customers to take their business elsewhere, which could materially harm the Corporation's revenues and profits.

d) *Brexit Risk*

The United Kingdom (UK) voted on June 23, 2016 in a non-binding national referendum to withdraw from European Union (Brexit). Following an act of UK Parliament adopted in early 2017, on March 29, 2017, the UK formally gave notice of its withdrawal from the European Union (EU) to the European Council. Pursuant to the Treaty of the European Union, withdrawal would be effective on the date of entry into force of a withdrawal agreement or, failing that, two years after the withdrawal notification – that is, March 29, 2019 unless the European Council and UK agree to extend the two-year period. In January 2019, the UK Parliament rejected a proposal withdrawal agreement, leaving open the possibility that withdrawal without an agreement, a so-called "no deal" or "hard" Brexit would take place on March 29, 2019.

Given this and other uncertainties in connection with the UK's withdrawal from the European Union, it is difficult to determine the exact impact on DBAG's UK operations over the long term. However, the UK's economy and those of the eurozone countries are very tightly linked as a result of EU integration projects other than the euro, and the scale of DBAG's businesses in the UK especially those dependent on activity levels in the City of London, to which we are exposed and which may deteriorate as a result of Brexit means that even modest effects in percentage terms can have a substantial adverse effect on DBAG. Brexit could lead to a disruption of the provision of cross-border financial services. A withdrawal of the UK from the EU without a withdrawal agreement may lead to additional costs to reorganize part of DBAG's business and restrict the ability to provide financial services to and from the UK. The currently unsettled future relationship between the EU and the UK will lead to further uncertainty in relation to the regulation of cross-border business.

As a result of the foregoing, the business, results of operations or strategic plans of DBAG and the Corporation could be adversely affected.

12) Commitments and Contingencies

a) *Commitments*

Underwriting commitments – In the normal course of business, the Corporation enters into securities underwriting transactions. There were no commitments relating to such underwritings open as of December 31, 2018.

Forward secured financings – The Corporation had commitments to enter into forward secured financing transactions, including certain reverse repurchase agreements of $3.1 billion and repurchase agreements of $4.1 billion as of December 31, 2018.

Customer margin financing – The Corporation's prime brokerage business enters into term margin agreements with selected customers covering the Corporation's collateralized margin lending activities.

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Term margin agreements are formal conditional commitments between the Corporation and the customer whereby the Corporation agrees not to change the terms of its agreement without providing a specific notice period. As of December 31, 2018, the Corporation did not have an obligation to its customers to fund incremental debit balances of their accounts above the current debit balance amounts.

Operating leases – The Corporation has entered into various non-cancelable lease agreements for premises and equipment that expire through 2025. Certain agreements are subject to periodic escalation provisions for increases in real estate taxes and other charges. Future minimum rental commitments under non-cancelable leases with initial or remaining terms exceeding one year as of December 31, 2018 are as follows (in millions):

Year ended:		
2019	$	8.0
2020		7.9
2021		6.6
2022		6.1
2023		4.1
2024 and thereafter		4.3
Total	$	37.0

The minimum rental commitments shown above have not been reduced by approximately $7 million in sublease rental income to be received under non-cancelable subleases.

Membership commitments – As a member of the Fixed Income Clearing Corporation (FICC), the Corporation has a commitment to provide additional liquidity resources under the Capped Contingency Liquidity Facility (CCLF) by entering into resale agreements in the event of default of a significant netting member of the FICC. As of December 31, 2018, the maximum amount of the Corporation's commitment to FICC under the CCLF was $1.5 billion.

Other commitments – Guaranteed employee bonuses totaled $8 million as of December 31, 2018.

b) *Contingencies*

The Corporation operates in a legal and regulatory environment that exposes it to significant legal risks. As a result, the Corporation is involved in litigation, arbitration and regulatory proceedings in the ordinary course of business that claim substantial damages.

In accordance with ASC 450, *Loss Contingencies*, the Corporation will accrue a liability when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In many lawsuits, regulatory proceedings and arbitrations, it is not possible to determine whether a liability has been incurred or to estimate the ultimate or minimum amount of that liability until the matter is close to resolution, in which event no accrual is made until that time. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, the Corporation cannot determine the probability or estimate what the eventual loss or range of loss related to such matters will be. Subject to the foregoing, the Corporation continues to assess such matters and believes, based on information available, that the resolution of these matters will not have a material adverse effect on the financial condition of the Corporation.

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For the Corporation's significant matters where an estimate can be made, the Corporation currently estimates that, as of December 31, 2018, the aggregate future loss, which is considered to be reasonably possible, is approximately $383 million.

This figure includes contingent liabilities on matters where the Corporation's potential liability is joint and several and where the Corporation expects any such liability to be paid by a third party.

This estimated possible loss, as well as any provisions taken, is based upon currently available information and is subject to significant judgment and a variety of assumptions, variables and known and unknown uncertainties. These uncertainties may include inaccuracies in or incompleteness of the information available to the Corporation, particularly at the preliminary stages of matters, and assumptions by the Corporation as to future rulings of courts or other tribunals or the likely actions or positions taken by regulators or adversaries may prove incorrect. Moreover, estimates of possible loss for these matters are often not amenable to the use of statistical or other quantitative analytical tools frequently used in making judgments and estimates, and are subject to even greater degrees of uncertainty than in many other areas where the Corporation must exercise judgment and make estimates.

The matters for which the Corporation determines that the possibility of a future loss is more than remote will change from time to time, as will the matters as to which an estimate can be made and the estimated possible loss for such matters. Actual results may prove to be significantly higher or lower than the estimate of possible loss in those matters where such an estimate was made. In addition, loss may be incurred in matters with respect to which the Corporation believed the likelihood of loss was remote. In particular, the estimated aggregate possible loss does not represent the Corporation's potential maximum loss exposure for those matters.

The Corporation may settle litigation or regulatory proceedings or investigations prior to a final judgment or determination of liability. It may do so for a number of reasons, including to avoid the cost, management efforts or negative business, regulatory or reputational consequences of continuing to contest liability, even when the Corporation believes it has valid defenses to liability. It may also do so when the potential consequences of failing to prevail would be disproportionate to the costs of settlement. Furthermore, the Corporation may, for similar reasons, reimburse counterparties for their losses even in situations where it does not believe that it is legally compelled to do so.

The actions against the Corporation as of December 31, 2018 include, but are not limited to, the following (listed in alphabetical order):

Corporate Securities Matters

The Corporation regularly acts in the capacity of underwriter and sales agent for debt and equity securities of corporate issuers and is from time to time named as a defendant in litigation commenced by investors relating to those securities.

The Corporation, along with numerous other financial institutions, has been named as a defendant in a putative consolidated class action lawsuit pending in the United States District Court for the District of New Jersey (the U.S. District Court proceeding). The Consolidated Complaint asserts claims against the Corporation under Sections 11 and 12 of the Securities Act for alleged misstatements and omissions in the offering documents issued by Valeant Pharmaceuticals International, Inc. (Valeant) in connection with Valeant's issuance of senior notes in January 2015 and March 2015 (the Note Offerings), as well

as Valeant's secondary offering of common stock in March 2015 (the Stock Offering). The Corporation acted as one of several initial purchasers of the Note Offerings and as one of several underwriters of the Stock Offering. Jointly with the other bank defendants, the Corporation filed a motion to dismiss the Consolidated Complaint on September 13, 2016. On April 28, 2017, the court partially granted and partially denied the motion to dismiss the US action; the claims relating to the Note Offering were dismissed, but the claims relating to the Stock Offering were allowed to proceed. On November 29, 2017, the matter was stayed until conclusion of a related criminal trial of two individuals (one of whom was employed by Valeant). That trial concluded on May 22, 2018; as a result, the stay has been lifted and the case is proceeding to discovery. The Corporation, along with the other financial institutions, has also been named as a defendant in a class action lawsuit pending in the Superior Court of Quebec asserting a statutory claim against the Corporation for misrepresentations in primary market disclosures. On August 29, 2017, the Quebec Court authorized the plaintiffs to pursue their claims by way of a class action. On November 30, 2017, the Quebec Court of Appeal dismissed defendants' motions for leave to appeal the lower court's ruling that certified the matter as a class action. Accordingly, the matter is proceeding to discovery as a class action. The Corporation filed its statement of defense in the matter on August 3, 2018. On January 2, 2018, several pension funds filed an additional suit in the District of New Jersey against Valeant Pharmaceuticals and other defendants, including the Corporation. The complaint asserts negligent misrepresentation claims against the Corporation and another financial institution stemming from their involvement as initial purchasers of the March 2015 Valeant Note Offering. On February 23, 2018, the Corporation, jointly with the other defendants in the action, filed a motion to dismiss the complaint. On September 26, 2018, the court granted the underwriter group's motion to dismiss the negligent misrepresentation complaint. On January 4, 2018, a hedge fund and related entities filed a suit in the Southern District of New York against Valeant Pharmaceuticals and other defendants, including the Corporation. The complaint asserts claims under Sections 11 and 12 of the Securities Act of 1933 against the Corporation and other financial institutions stemming from their involvement as underwriters of the March 2015 Valeant Stock Offering. On April 24, 2018, the Southern District of New York granted defendants' motion to transfer the action to the District of New Jersey. On May 22, 2018, the Corporation, jointly with the other defendants in the action, filed a motion to dismiss certain claims in the complaint. On September 14, 2018, the court denied the underwriter group's partial motion to dismiss the complaint. In connection with its role as an initial purchaser in the Note Offerings and an underwriter in the Stock Offering, the Corporation received a customary indemnification agreement from Valeant as issuer.

The Corporation, along with numerous other underwriters of various securities offerings by SunEdison, Inc. and its majority-owned affiliate TerraForm Global, Inc., is named in nine putative securities class and individual actions filed beginning in October 2015 in state and federal courts. The complaints all allege violations of the federal securities laws, and several of the individual actions also variously assert claims under state securities laws and for common law negligent misrepresentation with respect to various offerings by SunEdison or TerraForm. The actions have been transferred for pre-trial proceedings to a multi-district litigation (MDL) pending in the Southern District of New York. Defendants filed motions to dismiss in the two class actions, based respectively on SunEdison's August 2015 offering of preferred stock and TerraForm's July 2015 initial public offering of common stock. Following the filing of the motion to dismiss the class action based on TerraForm's IPO, the issuer and plaintiffs entered into an agreement to resolve the action as to all defendants without contribution from the underwriters. The parties submitted the settlement and received preliminary approval in December 2017, and a final approval hearing was scheduled for April 2018 but adjourned without a date because

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certain larger institutional class members have opted out of the settlement, prompting TerraForm to exercise its termination right. The direct cases and causes of actions arising exclusively out of Terraform offerings were dismissed with prejudice in late December 2017 and early January 2018. On March 6, 2018, defendants' motion to dismiss the class action based on the SunEdison offering was granted as to certain alleged misstatements and omissions and denied as to others. On May 18, 2018, defendants answered the class complaint and discovery has commenced. Plaintiffs moved for class certification and that motion was granted on January 7, 2019. Further proceedings on the individual cases based on the SunEdison preferred stock offering were being held in abeyance until the court decided the motion to dismiss in the class case. Following the ruling, the parties stipulated to have the court's motion to dismiss decision in the class action apply to certain individual plaintiffs' amended complaints and incorporate these plaintiffs into the discovery currently being conducted by the class plaintiffs. The underwriters, including the Corporation, received customary indemnification from SunEdison and Terraform in connection with the offerings, but the availability of indemnification from SunEdison was adversely impacted when SunEdison filed for bankruptcy protection on April 21, 2016 in the U.S. Bankruptcy Court for the Southern District of New York.

The Corporation was also named as a defendant in a lawsuit filed in the Superior Court of the State of California, County of San Francisco arising out of its role as an arranger of a term B/second lien loan to SunEdison, Inc. The complaint asserts state common law claims based on allegations that the Corporation misrepresented or failed to disclose to the second lien lenders certain facts about SunEdison's financial condition, including that SunEdison did not have sufficient liquidity. The Corporation removed the case to the United States District Court for the Northern District of California, and, on January 10, 2019, the case was conditionally transferred for pre-trial proceedings to the MDL related to SunEdison pending in the Southern District of New York. Plaintiff has moved to remand the case to the California Superior Court.

The Corporation, along with numerous other financial institutions, has been named as a defendant in a putative consolidated class action lawsuit pending in the United States District Court for the Northern District of Texas regarding the initial public offering of Santander Consumer USA Holdings Inc. The Consolidated Complaint asserts claims against the Corporation under Sections 11 and 12 of the Securities Act for alleged misstatements and omissions in the offering documents issued by Santander Consumer in connection with Santander Consumer's August 26, 2014 initial public offering. The Corporation acted as one of the underwriters on that initial public offering with other bank defendants. Jointly with the other bank defendants, the Corporation filed a motion to dismiss the Consolidated Complaint on December 18, 2015. On June 13, 2016, the court denied the issuer and underwriters' motions to dismiss. Plaintiffs' motion for class certification is currently pending before the court. This matter is currently stayed while a different case is pending, as the different case concerns unresolved issues of law relevant to the Santander Consumer litigation.

Employment Litigation

The Corporation has been named as respondent in an arbitration proceeding brought by two former Managing Directors for breach of contract, unjust enrichment and violation of New York Labor Law for the failure to pay alleged formulaic bonuses based on an alleged oral promise. The Corporation answered the statement of claim on January 17, 2019.

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Interbank and Dealer Offered Rates

The Corporation is, along with various other financial institutions, a defendant in multiple actions alleging that it conspired to manipulate U.S. Dollar LIBOR that have been coordinated as part of a multidistrict litigation (the U.S. Dollar LIBOR MDL) in the Southern District of New York. On December 20, 2016, the district court in the U.S. Dollar LIBOR MDL issued a ruling dismissing certain antitrust claims while allowing others to proceed. The district court's ruling indicated that antitrust claims brought against the Corporation by plaintiff Salix Capital US Inc., on its own behalf and as assignee of the FrontPoint Funds, could proceed, and that claims brought against the Corporation by plaintiffs Principal Funds, Inc. and related companies remained dismissed. On February 2, 2017, the court entered an order holding that claims against affiliates of LIBOR panel banks should be dismissed, and directed that the parties meet and confer to identify the particular entities to be dismissed as a result of this holding. Plaintiffs have appealed the district court's December 20, 2016 ruling. On June 15, 2018, plaintiffs Principal Funds, Inc., Principal Financial Group, Inc., and related companies filed motions for leave to amend their complaints, which defendants, including the Corporation, opposed.

Also coordinated as part of the U.S. Dollar LIBOR MDL is a putative class action brought by plaintiffs who allegedly traded exchange-listed Eurodollar futures and options (the exchange-based plaintiffs) and claim that defendants coordinated to make artificial USD LIBOR submissions. As is relevant to the Corporation, on April 15, 2016, the court denied the exchange-based plaintiffs leave to add the Corporation as a defendant, on the basis that their proposed claims were untimely. On July 13, 2017, DBAG, the Corporation, and DB Group Services (UK) Limited entered into an agreement with plaintiffs to settle this action. The court held a conference regarding the settlement on November 1, 2017; the settlement agreement is subject to further review and approval by the court.

On January 12, 2018, the Fire & Police Pension Association of Colorado filed a putative class action lawsuit in the U.S. District Court for the Southern District of New York relating to the Canadian Dealer Offered Rate (CDOR), a Canadian dollar-denominated interest rate benchmark, against numerous financial institutions including the Corporation, DBAG, and affiliate Deutsche Bank Securities Limited. Plaintiff filed an amended complaint on March 20, 2018. The amended complaint alleges that the defendants, members of the panel of banks that provided CDOR submissions and their affiliates, suppressed their CDOR submissions in order to benefit their positions in CDOR-referencing financial instruments, and asserts claims under the Sherman Act, Commodity Exchange Act, and the Racketeer Influenced and Corrupt Organizations Act, as well as state common law contract and unjust enrichment claims. It is the subject of fully briefed motions to dismiss.

On January 15 and 31, 2019, Plaintiffs filed putative class action complaints in the U.S. District Court for the Southern District of New York, against numerous financial institutions, including DBAG and the Corporation. The complaints allege that the defendants, members of the panel of banks that provided U.S. Dollar LIBOR submissions, the organization that administers LIBOR, and their affiliates, conspired to suppress USD LIBOR submissions from February 1, 2014 through the present. These actions were subsequently consolidated

DBAG has previously entered into settlements with U.S. and foreign government entities to resolve investigations into misconduct concerning the setting of certain interbank offered rates. The Corporation is not a named party to these settlements; however, the settlements may have an impact on the Corporation's ability to defend against the litigations.

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Interest Rate Swaps (IR Swaps) Market

On October 5, 2016, the CFTC issued a subpoena to DBAG and its affiliates, including the Corporation, seeking documents and information concerning the trading and clearing of IR Swaps. Deutsche Bank is cooperating fully in response to the subpoena and requests for information.

DBAG and the Corporation are defendants, along with numerous other IR Swaps dealer banks, in a multi-district civil class action filed in the United States District Court for the Southern District of New York. The class action plaintiffs are consumers of IR Swaps. Competitor trading platforms TeraExchange, Javelin and TrueEx have also filed individual lawsuits. All of the cases have been consolidated for pretrial purposes. Plaintiffs filed second consolidated amended complaints on December 9, 2016 alleging that the banks conspired with TradeWeb and ICAP to prevent the establishment of exchange-traded IR Swaps. On July 28, 2017, defendants' motions to dismiss the second consolidated amended complaints were granted in part and denied in part. On February 21, 2018, class plaintiffs filed a motion for leave to file a Third Consolidated Amended Class Action Complaint. On May 23, 2018, the court granted in part and denied in part plaintiffs' motion for leave to file a Third Consolidated Amended Complaint. The Third Amended complaint was filed on May 30, 2018. On August 7, 2018, TrueEx filed an amended complaint, which defendants moved to dismiss on August 28, 2018. On October 25, 2018, the class action plaintiff filed a motion for leave to file a Fourth Consolidated Amended Complaint. On November 20, 2018, the court granted in part and denied in part defendant's motion to dismiss the TrueEx complaint. On November 28, 2018, defendants filed their opposition, and the court has not yet ruled on the class action plaintiffs' motion for leave to amend. Discovery is ongoing.

Mortgage-Related and Asset Backed Securities Matters and Investigation

Regulatory and Governmental Matters. The Corporation, along with certain affiliates (collectively referred to in these paragraphs as Deutsche Bank), have received subpoenas and requests for information from certain regulators and government entities, including members of the Residential Mortgage-Backed Securities Working Group of the U.S. Financial Fraud Enforcement Task Force, concerning its activities regarding the origination, purchase, securitization, sale, valuation and/or trading of mortgage loans, residential mortgage-backed securities (RMBS), commercial mortgage-backed securities (CMBS), collateralized debt obligations (CDOs), other asset-backed securities and credit derivatives. Deutsche Bank is cooperating fully in response to those subpoenas and requests for information. On January 17, 2017, Deutsche Bank executed a settlement with the DOJ to resolve potential claims related to its RMBS business conducted from 2005 to 2007. Under the settlement, Deutsche Bank paid a civil monetary penalty of $3.1 billion and is agreed to provide $4.1 billion in consumer relief.

In September 2016, Deutsche Bank received administrative subpoenas from the Maryland Attorney General (Maryland AG) seeking information concerning Deutsche Bank's RMBS and CDO businesses from 2002-2009. On June 1, 2017, Deutsche Bank and the Maryland AG executed a settlement to resolve the matter for $15 million in cash and $80 million in consumer relief to be allocated from the overall $4.1 billion consumer relief obligation agreed to as part of Deutsche Bank's settlement with the DOJ.

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Deutsche Bank has recorded provisions with respect to some of the outstanding regulatory investigations, a portion of which relate to the consumer relief being provided under the DOJ settlement.

Issuer and Underwriter Civil Litigation. Deutsche Bank has been named as defendant in numerous civil litigations brought by private parties in connection with its various roles, including issuer or underwriter, in offerings of RMBS and other asset-backed securities. These cases, described below, allege that the offering documents contained material misrepresentations and omissions, including with regard to the underwriting standards pursuant to which the underlying mortgage loans were issued, or assert that various representations or warranties relating to the loans were breached at the time of origination.

Deutsche Bank is a defendant in a putative class action relating to its role as underwriter of six RMBS issued by Novastar Mortgage Corporation. No specific damages are alleged in the complaint. The lawsuit was brought by plaintiffs representing a class of investors who purchased certificates in those offerings. The parties reached a settlement agreement to resolve the matter for a total of $165 million, a portion of which was paid by Deutsche Bank. On August 30, 2017, The Federal Housing Finance Agency and The Federal Home Loan Mortgage Corporation filed an objection to the settlement and shortly thereafter appealed the district court's denial of their request to stay settlement approval proceedings, which appeal was recently resolved against The Federal Housing Finance Agency and the Federal Home Loan Mortgage Corporation. A hearing to consider final court approval of the settlement is scheduled for March 7, 2019.

Deutsche Bank is a defendant in three actions related to RMBS offerings brought by the Federal Deposit Insurance Corporation (FDIC) as receiver for: (a) Colonial Bank (alleging no less than $213 million in damages against all defendants), (b) Guaranty Bank (alleging no less than $901 million in damages against all defendants), and (c) Citizens National Bank and Strategic Capital Bank (alleging an unspecified amount in damages all defendants). In each of these actions, the appellate courts have reinstated claims previously dismissed on statute of limitations grounds and petitions for rehearing and certiorari to the U.S. Supreme Court were denied. In the case concerning Colonial Bank, on June 21, 2017, the FDIC filed a second amended complaint, which defendants moved to dismiss on September 7, 2017. On March 2, 2018, the court granted in part and denied in part defendants' motion to dismiss. Fact discovery must be completed by March 15, 2019. In the case concerning Guaranty Bank, on September 14, 2017, the court granted in part Deutsche Bank's motion for summary judgment regarding the proper method of calculating pre-judgment interest. On August 31, 2018, the court vacated the March 2019 trial date. On September 27, 2018, the court ordered that the case must go to mediation before January 11, 2019 and is stayed in the meantime. The parties engaged in mediation on November 27, 2018. No settlement was reached during the mediation. The court re-opened the case and, on January 2, 2019, set a trial date of August 26, 2019. In the case concerning Citizens National Bank and Strategic Capital Bank, on July 31, 2017, the FDIC filed a second amended complaint, which defendants moved to dismiss on September 14, 2017. The case is stayed pending resolution of defendants' motion to dismiss.

Deutsche Bank is a defendant in an action brought by Royal Park Investments (Royal Park) (as purported assignee of claims of a special-purpose vehicle created to acquire certain assets of Fortis Bank) alleging common law claims related to the purchase of RMBS. The complaint did not specify the amount of damages sought. On April 17, 2017, the court dismissed the complaint, and on February

13, 2018, it's the plaintiff filed its appeal. On October 9, 2018, the dismissal was affirmed by the appellate court. Plaintiff filed a motion for leave to appeal to the New York Court of Appeals on November 8, 2018. Defendants filed an opposition on November 21, 2018, which completed the briefing. On January 15, 2019, the New York Court of Appeals denied the motion.

In the actions against Deutsche Bank solely as an underwriter of other issuers' RMBS offerings, Deutsche Bank has contractual rights to indemnification from the issuers, but those indemnity rights may in whole or in part prove effectively unenforceable where the issuers are now, or may in the future be, in bankruptcy or otherwise defunct.

Pre-Release ADR Investigation

The Corporation and certain affiliates have received inquiries from certain regulatory authorities and law enforcement authorities, including requests for documents and information, with respect to American Depositary Receipts (ADRs), including such ADRs that have been issued on a "pre-release" basis (pre-release ADRs). The latest requests from the BaFin and the Cologne Public Prosecutor (Staatsanwaltschaft Köln) are dated December 2018. Deutsche Bank is cooperating with these inquiries. On July 20, 2018, the U.S. Securities and Exchange Commission announced that it had reached civil settlements with Deutsche Bank Trust Company Americas (DBTCA) and the Corporation in this matter. The settlements resolved SEC claims that DBTCA was negligent in issuing pre-release ADRs under certain circumstances, and that the Corporation failed reasonably to supervise certain employees who were negligent in borrowing and lending pre-release ADRs. The settlements required DBTCA and the Corporation to pay a combined financial sanction of approximately $75 million, and the SEC ordered DBTCA to cease and desist from committing or causing any violations and any similar future violations of the Securities Act.

Record Retention Investigation

The Corporation has received inquiries from a regulatory authority, including requests for information and documents, with respect to the Corporation's retention of electronic data and the Corporation's compliance with and policies and procedures related to the recordkeeping requirements for broker-dealers. The Corporation is cooperating with this investigation.

Sovereign, Supranational and Agency Bonds (SSA) Investigations and Litigations

DBAG has received inquiries from certain regulatory and law enforcement authorities, including requests for information and documents, pertaining to SSA bond trading. Deutsche Bank is cooperating with these investigations.

On December 20, 2018, the European Commission sent a Statement of Objections to Deutsche Bank regarding a potential breach of EU antitrust rules in relation to secondary market trading of SSA bonds denominated in US Dollars. The sending of a Statement of Objections is a step in the European Commission's investigation and does not prejudge the outcome of the investigation. Deutsche Bank has proactively cooperated with the European Commission in this matter and as a result has been granted immunity. In accordance with the European Commission's guidelines, Deutsche Bank does not expect a financial penalty.

DBAG is a defendant in several putative class action complaints filed in the U.S. District Court for the Southern District of New York by alleged direct and indirect market participants claiming violations of antitrust law and common law related to alleged manipulation of the secondary trading market for SSA

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bonds. DBAG has reached an agreement to settle the actions by direct market participants for the amount of $48.5 million. The settlement is subject to court approval. The action filed on behalf of alleged indirect market participants is in its early stages.

DBAG is also a defendant in putative class actions filed on November 7, 2017 and December 5, 2017 in the Ontario Superior Court of Justice and Federal Court of Canada, respectively, alleging violations of antitrust law and the common law. The complaints rely on allegations similar to those in the U.S. class actions, and seek compensatory and punitive damages. The cases are in their early stages.

DBAG was named as a defendant in several putative class action complaints filed in the U.S. District Court for the Southern District of New York alleging violations of U.S. antitrust law and a claim for unjust enrichment relating to Mexican government bond trading. The cases are in their early stages.

Tax-Related Litigation

DBAG, along with certain affiliates, including the Corporation, and current and/or former employees (collectively referred to in this section as Deutsche Bank), have collectively been named as defendants in a number of legal proceedings brought by customers in various tax-oriented transactions that DBAG participated in between 1999 and 2002 and that are generally the subject of a non-prosecution agreement DBAG entered into with the U.S. Department of Justice in 2010. Deutsche Bank provided financial products and services to these customers, who were advised by various accounting, legal and financial advisory professionals. The customers claimed tax benefits as a result of these transactions, and the U.S. Internal Revenue Service (IRS) has rejected those claims. In these legal proceedings, the customers allege that the professional advisors, together with Deutsche Bank, improperly misled the customers into believing that the claimed tax benefits would be upheld by the IRS. The legal proceedings are pending in state and federal courts, and claims against Deutsche Bank are alleged under both U.S. state and federal law. All but one of these legal proceedings have been resolved and dismissed with prejudice with respect to Deutsche Bank. The remaining proceeding, pending in state court in Illinois, is currently in the pre-trial discovery stage. Deutsche Bank has received and resolved a number of unfiled claims as well.

Trust Preferred Securities

DBAG and certain of its affiliates and former officers, including the Corporation, are the subject of a consolidated putative class action, filed in the United States District Court for the Southern District of New York, asserting claims under the federal securities laws on behalf of persons who purchased certain trust preferred securities issued by DBAG and its affiliates between October 2006 and May 2008. In a series of opinions, the court dismissed all claims related to four of the six offerings at issue, but allow certain alleged omissions claims relating to the November 2007 and February 2008 offerings to proceed. The district court limited claims relating to the two offerings remaining in the case to alleged failures (i) to disclose "any known trends or uncertainties that have had or that the registrant reasonably expects will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations" and (ii) to disclose "the most significant factors that make the offering speculative or risky" pursuant to Items 303 and 503 of Regulation S-K. Defendants have served Answers denying all wrongdoing. On October 2, 2018, the district court certified a plaintiff class as to both offerings. Defendants have sought leave to appeal the decision. Merits discovery is ongoing.

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US Treasury Securities Investigations and Litigations

DBAG has received inquiries from certain regulatory and law enforcement authorities, including requests for information and documents, pertaining to U.S. Treasuries auctions, trading, and related market activity. DBAG is cooperating with these investigations.

The Corporation was a defendant in several putative class actions alleging violations of U.S. antitrust law, the U.S. Commodity Exchange Act and common law related to the alleged manipulation of the U.S. Treasury securities market. These cases have been consolidated in the Southern District of New York. On November 15, 2017, plaintiffs filed a consolidated amended complaint, which did not name the Corporation as a defendant. On December 11, 2017, the Court dismissed the Corporation from the class action without prejudice.

13) Obligations under Guarantees

The Corporation has obligations under certain guarantee arrangements, including contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying measure (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a covered party. Also included as guarantees are contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

The Corporation enters into certain derivative contracts that meet the accounting definition of a guarantee under ASC 460 *Guarantees*. Such derivative contracts include certain written options, contingent forward contracts and credit default swaps. Although the Corporation's derivative arrangements do not specifically identify whether the derivative counterparty retains the underlying asset, liability or equity security, the Corporation has disclosed information regarding all derivative contracts that could meet the accounting definition of a guarantee. In order to provide information regarding the maximum potential amount of future payments that the Corporation could be required to make under certain derivative contracts, the notional amount of the contracts has been disclosed.

The Corporation records all derivative contracts at fair value. Aggregate market risk limits have been established, and market risk measures are routinely monitored against these limits. The Corporation also manages its exposure to these derivative contracts through a variety of risk mitigation strategies, including, but not limited to, entering into offsetting economic hedge positions. The Corporation believes that the notional amounts of the derivative contracts generally overstate its exposure.

The Corporation also provides guarantees to securities and derivatives clearing houses and exchanges. Under the standard membership agreement, members are required to guarantee the performance of other members. Under the agreements, if another member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. The Corporation's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, the potential for the Corporation to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is carried on the consolidated statement of financial condition for these transactions.

In connection with its prime brokerage business, the Corporation provides to counterparties guarantees of the performance of its prime brokerage clients. Under these arrangements, the Corporation stands ready to

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meet the obligations of its customers with respect to securities transactions. If the customer fails to fulfill its obligation, the Corporation must fulfill the customer's obligation with the counterparty. The Corporation is secured by assets in the customer's account as well as any proceeds received from the securities transaction entered into by the Corporation on behalf of the customer. No contingent liability is carried on the consolidated statement of financial condition as the Corporation believes that potential for loss under these arrangements is remote.

In connection with its securities clearing business, the Corporation performs securities execution, clearance and settlement services on behalf of other broker-dealer clients for whom it commits to settle, with the applicable clearinghouse, trades submitted for or by such clients; trades are submitted either individually, in groups or series or, if specific arrangements are made with a particular clearinghouse and client, all transactions with such clearing entity by such client. The Corporation's liability under these arrangements is not quantifiable and could exceed any cash deposit made by a client. However, the potential for the Corporation to be required to make unreimbursed payments under these arrangements is remote due to the contractual requirements associated with clients' activity and the regular review of clients' capital. Accordingly, no contingent liability is carried on the consolidated statement of financial condition for these transactions.

The Corporation utilizes Pershing LLC (Pershing), an unaffiliated broker-dealer, as its clearing agent for general securities brokerage transactions. Pershing carries the cash and margin accounts for the Corporation's retail brokerage customers, within its Private Client businesses, on a fully disclosed basis. The Corporation is responsible for the initial and any subsequent margin requirement for any transaction in the event a customer of the Corporation were to fail to fulfill its obligation to Pershing. The Corporation is secured by assets in the customer's account. Accordingly, no contingent liability is carried on the consolidated statement of financial condition for these transactions.

The following table summarizes certain information regarding the Corporation's credit derivative contracts and financial guarantees issued as of December 31, 2018 (in millions):

	Maximum potential payout/ notional years to maturity				Carrying Amount of asset/	Collateral/
Type of guarantee	<1 Year	1 to 5 Years	>5 Years	Total	(liability)	recourse
Credit derivative contracts	$ -	630	309	939	(5)	-
Financial guarantees issued	395	-	-	395	-	-

14) Employee Benefit and Compensation Plans

a) Defined Benefit Pension Plan

Along with other affiliates of Deutsche Bank Americas Holding Corp. (DBAH), the Corporation participates in the DBAH Cash Account Pension Plan (CAPP), Postretirement Medical Plan (PRM) and Non-Qualified Pension Plan (NQPP).

CAPP is a tax qualified, noncontributory defined benefit cash account pension plan that covers substantially all employees who have completed one full year of service and were hired on or before December 31, 2004. The policy for DBAH satisfies the minimum funding requirements under the Employee Retirement Security Act of 1974.

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The PRM consists of qualified retiree medical plan for participants not eligible for Medicare and a health reimbursement arrangement for Medicare eligible participants. Generally, employees become eligible at age 55 with at least 10 years of employment service (age 50, for DB Severance Plan recipients).

The NQPP consists of legacy non-qualified pension arrangements for multiple plans from prior acquisitions and other employment agreements for senior executives.

b) *Defined Contribution Plan – Matched Savings Plan*

The Corporation participates, together with other affiliates of DBAH in a tax qualified 401(k) plan that covers substantially all employees who have completed six months of service and were hired on or after January 1, 2005.

c) *Share-Based Compensation*

The Corporation participates in the Deutsche Bank Equity Plan and the Global Share Purchase Plan, where DBAG grants employees of the Corporation deferred share awards which provide the right to receive common shares of DBAG at specified future dates. The vesting period of the awards is generally from six months to four and a half years.

Compensation expense is measured at grant date based on the fair value of the share awards and is amortized on a straight-line basis over the period in which employees have rendered the requisite services and satisfied any other vesting conditions. Compensation expense is not subsequently adjusted for changes in the fair value of the shares awarded.

DBAG periodically re-measures the share awards granted to the Corporation's employees and books a gain or loss to additional paid-in capital, related to its portion of the overall net gain or loss, based on the difference between grant value and current market value. For the year ended December 31, 2018, the Corporation was allocated a gain of $196 million.

d) *Cash Retention Plan*

The Corporation participates in the DB Restricted Incentive Plan, a cash retention plan of DBAG, under which Restrictive Incentive Awards (RIA) are granted as deferred cash compensation. The RIA consists of four tranches each amounting to one quarter of the grant volume and are expensed ratably over the vesting period, net of estimated forfeitures. In line with regulatory requirements this plan includes performance-indexed clawback rules. Thus, there is the possibility that parts of the awards will be subject to forfeiture in the event of non-achievement of defined targets, breach of policy or financial impairment.

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15) Income Taxes

Significant components of the Corporation's DTAs and DTLs as of December 31, 2018, were as follows (in millions):

Deferred tax assets:		
Deferred book gain	$	312
Deferred compensation		136
Accrued, but unpaid foreign related party expense		101
Depreciation		78
Litigation and other reserves		50
State and local tax net operating losses		22
Investment in securities		16
Other		4
Gross deferred tax assets		719
Valuation allowance		(18)
Deferred tax assets, net of valuation allowance		701
Deferred tax liabilities:		
Accrued rental expense		(199)
Gross deferred tax liabilities		(199)
Net deferred tax assets before settlement		502
Excess of cash settlement over current carrying amount of DTA upon remeasurment		237
Cumulative tax settlement (cash received in exchange for DTAs)		(655)
Reclass of federal, NYS, and NYC DTAs to current tax receivable		(52)
Net deferred tax assets after settlement	$	32

The Corporation participates in a tax sharing agreement (TSA) whereby it is reimbursed by an affiliate of DBNY for the DTAs associated with its temporary differences, tax credits, and net operating losses (NOLs). Under the same agreement, the Corporation would also pay the affiliate of DBNY for the reversals of previously reimbursed temporary differences. As of December 31, 2017, the cumulative reimbursement for DTAs was $666 million. During 2018, the Corporation was reimbursed for $38 million related to DTAs generated in 2017. Additionally, the Corporation reduced its deferred tax settlement account by $49 million as a result of previously reimbursed DTAs that reversed in 2018. As such, the cumulative reimbursement for DTAs as of December 31, 2018 was $655 million.

During 2018, the Corporation generated $52 million of federal, NYS and NYC DTAs. In anticipation of the tax settlement with the affiliate of DBNY that is expected to occur by June 2019, the Corporation has reclassified this amount to current tax receivable.

The Corporation also generated federal NOLs of approximately $993 million dating back to 2008. In accordance with the TSA described above, the tax benefit associated with the current receivable created by the NOLs was paid to the Corporation. Since these NOL DTAs have been cash settled with the affiliate of DBNY and are considered an attribute of the consolidated federal tax filing group within which the Corporation is a member, they are not recorded in the Corporation's consolidated financial statements

As of December 31, 2018, the Corporation had generated approximately $993 million in federal NOLs that will begin to expire in 2028. The state and local tax NOLs generated by the Corporation were primarily related to New York State and California. As of December 31, 2018, the Corporation had generated New York State and California NOL carryforwards of $106 million and $132 million, respectively. The NOL

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carryforwards will expire in 2034 for New York State and 2028 for California. The DTAs related to the state and local NOLs (net of federal impact) in these jurisdictions were $7 million and $11 million, respectively.

The Corporation utilizes a modified separate company method for its separate income tax computation. As such, the taxable income of the consolidated tax group of which the Corporation is a member is considered in evaluating whether DTAs are expected to be realized. The Corporation believes it is more likely than not that the results of future operations, taking into account the impact of the Corporation's various strategic initiatives, will generate sufficient taxable income to realize the net DTAs.

The Corporation accounts for uncertainty in income taxes in accordance with ASC 740. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in millions):

Balance as of December 31, 2017	$ 23
Reductions for tax positions of prior years	(21)
Balance as of December 31, 2018	$ 2

The effect of the unrecognized tax benefits of $2 million, net of federal tax benefit, if recognized, would impact the effective tax rate of the Corporation.

As of December 31, 2018, the consolidated group of which the Corporation is a member, was under examination by the IRS for years after 2014, NYS was under examination for years 2013 through 2014, and NYC was under examination for tax years 2012 through 2014. The NYC audit examination for tax years 2012 through 2014 was subsequently concluded in February 2019.

As of December 31, 2018, tax refunds receivable due from NYC and state tax authorities were $17 million and $2 million, respectively. Tax payable due to the affiliate of DBNY as of December 31, 2018 was $42 million. This amount was comprised of a federal tax payable of $66 million, NYS receivable of $2 million, NYC receivable of $13 million and other states receivable of $9 million.

16) Subordinated Liabilities

The Corporation has a subordinated loan agreement with its Parent under which it borrowed $6.7 billion. This subordination agreement, which has a maturity date of September 25, 2020, has been approved by FINRA and qualifies as regulatory capital for the purpose of computing net capital under SEC's Uniform Net Capital Rule 15c3-1 (SEC Rule 15c3-1). The Corporation must obtain the approval of FINRA prior to any additional subordinated borrowings or repayments. To the extent that the outstanding subordinated liability is required for the Corporation's continued compliance with its net capital requirements, the subordinated liability may not be repaid.

The subordinated loan agreement requires the payment of interest at floating rates based on the London Interbank Offered Rate plus 85 basis points. As of December 31, 2018, the interest rate on this loan was 3.64%.

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17) Regulatory Requirements

SEC Uniform Net Capital Rule

The Corporation is subject to the SEC's Rule 15c3-1, which requires the maintenance of minimum net capital.

The Corporation has elected to use the alternative standard, permitted by the Rule, which requires that it maintain minimum net capital, as defined, equal to the greater of $1.5 million, or 2% of aggregate debit balances arising from customer securities transactions, as defined, or the CFTC minimum net capital requirement, as defined. Additionally, equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5% of aggregate debits. As of December 31, 2018, the Corporation had net capital of $12.6 billion, which was 2149.3% of aggregate debit balances, and $12.4 billion in excess of required minimum net capital.

SEC Customer Protection Rule

The Corporation is also subject to the SEC Rule 15c3-3 which requires, under certain circumstances, that cash or securities be deposited into a special reserve bank account for the exclusive benefit of customers. As of December 31, 2018, the Corporation had $1 million of cash and $2.1 billion of qualified securities segregated in a special reserve account for the exclusive benefit of customers. The qualified securities were received from securities purchased under resale agreements on the consolidated statement of financial condition.

As a clearing and carrying broker/dealer and in accordance with SEC Rule 15c3-3, the Corporation computed a reserve requirement for the proprietary accounts of broker dealers (PAB). As of December 31, 2018, the Corporation had $1 million of U.S. Government securities segregated in a special reserve bank account for such requirement.

Commodity Exchange Act - Regulated Commodities and Cleared OTC Derivatives

The Corporation as a FCM must maintain in segregation amounts due to its customers as required under 4d(2) of the CEA and Commission regulation 30.7. Assets segregated under these regulations as of December 31, 2018 totaled $3.3 billion, which exceeded requirements by $327 million. The assets included $249 million of cash, $699 million of financial instruments owned, and $1.1 billion of receivables – brokers, dealers, and clearing organizations. The assets also included $1.3 billion of customer owned assets which are not reflected on the consolidated statement of financial condition.

As of December 31, 2018, the amounts required to be segregated and the amounts in segregation for dealer options contracts pursuant to Regulation 32.6 of the CEA were both zero.

18) Subsequent Events

The Corporation has evaluated whether events or transactions have occurred after December 31, 2018 that would require recognition or disclosure in the consolidated statement of financial condition through March 1, 2019 which is the date the consolidated statement of financial condition was available to be issued. With the exception of the matters disclosed in note 12, no such events or transactions required recognition or disclosure in the consolidated statement of financial condition as of December 31, 2018.